STRATHMORE MINERALS CORP.

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2007

Dated as of June 6, 2008

#

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES	3	INTERPRETATION, CONCLUSIONS AND
DOCUMENTS INCORPORATED BY		RECOMMENDATIONS	21
REFERENCE	3	GAS HILLS DISTRICT PROPERTIES	22
DATE OF INFORMATION	3	CHURCH ROCK PROPERTY	23
CAUTIONARY STATEMENT ON FORWARD-		PROPERTY DESCRIPTION AND LOCATION
LOOKING INFORMATION	3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,
CURRENCY AND EXCHANGE RATES	4	INFRASTRUCTURE AND PHYSIOGRAPHY	24
METRIC CONVERSION	4	HISTORY	25
NOTE REGARDING DISCLOSURE FOR		GEOLOGICAL SETTING	26
MINERAL PROJECTS	4	EXPLORATION	27
ITEM 2: CORPORATE STRUCTURE	4	MINERALIZATION	28
NAME AND INCORPORATION	4	DRILLING	28
INTERCORPORATE RELATIONSHIPS	5	SAMPLING METHOD AND APPROACH	29
ITEM 3: GENERAL DEVELOPMENT OF THE		SAMPLE PREPARATION, ANALYSES AND SECURITY
BUSINESS	5		30
THREE YEAR HISTORY	5	DATA VERIFICATION	30
ITEM 4: DESCRIPTION OF THE BUSINESS	9	MINERAL PROCESSING AND METALLURGICAL
DESCRIPTION OF OPERATIONS	9	TESTING	31
ROCA HONDA PROPERTY	9	MINERAL RESOURCE ESTIMATES
PROPERTY DESCRIPTION AND LOCATION	9	URANIUM RESOURCES SUMMARY BY PROPERTY	33
HISTORY	12	URANIUM USES	34
GEOLOGICAL SETTING	12	RISKS	37
EXPLORATION	13	ITEM 5. DIVIDENDS	43
MINERALIZATION	14	ITEM 6: DESCRIPTION OF CAPITAL
DRILLING	14	STRUCTURE	43
SAMPLING METHOD AND APPROACH	15	ITEM 7: MARKET FOR SECURITIES	43
SAMPLE PREPARATION, ANALYSES AND		ITEM 8: DIRECTORS AND OFFICERS	43
SECURITY	17	ITEM 9: LEGAL PROCEEDINGS	48
DATA VERIFICATION	17	ITEM 10: INTEREST IN MANAGEMENT AND
MINERAL RESOURCE ESTIMATES	18	OTHERS IN MATERIAL TRANSACTIONS	48
OTHER RELEVANT DATA AND		ITEM 11: TRANSFER AGENT AND REGISTRAR	48
INFORMATION	21	ITEM 12: MATERIAL CONTRACTS	48
		ITEM 13: INTERESTS OF EXPERTS	49
		ITEM 14: ADDITIONAL INFORMATION	49

ITEM 1:  PRELIMINARY NOTES

Documents Incorporated by Reference

Information has been incorporated by reference into this Annual Information Form (“AIF”) from documents filed with the securities commissions or similar authorities in Canada. Copies of documents incorporated herein by reference may be obtained upon request without charge from Strathmore at 1620 Dickson Avenue, Suite 700, Kelowna, B.C., Canada V1Y 9Y2. You may call Strathmore to request such documents at (800) 647-3303 or copies are also available electronically at www.sedar.com. The following documents filed with the securities commission or similar authority in each of British Columbia and Alberta are specifically incorporated by reference into, and form an integral part of, this AIF:

(a)

the Company’s audited consolidated financial statements, together with the accompanying report of the auditor, for the years ended December 31, 2007 and December 31, 2006; and

(b)

management’s discussion and analysis of results of operations and financial condition for the year ended December 31, 2007.

Date of Information

The date of the information incorporated in this AIF is June 6, 2008 unless otherwise stated.

Cautionary Statement on Forward-Looking Information

This AIF contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performances of Strathmore, its subsidiaries and their respective projects, the future price of uranium, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation and rehabilitation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of any pending litigation and regulatory matters.  Often, but not always, forward-looking information statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Strathmore and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, those factors discussed in the section entitled “Risk Factors” in this AIF.  Although Strathmore has attempted to identify important factors that could cause actual actions, event or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  Forward-looking statements contained herein are made as of the date of this AIF based on the opinions and estimates of management, and Strathmore disclaims any obligation to update any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

You should rely only on the information contained or incorporated by reference in this AIF.  If anyone provides you with different or inconsistent information, you should not rely on it.

Currency and Exchange Rates

Dollar amounts set forth in this AIF, except as otherwise indicated, are stated in Canadian dollars.  On June 6, 2008, the Bank of Canada noon rate for Canadian Dollars was CDN$1.00 to US$0.9806.  The following table sets out the exchange rates, based on noon rates as the nominal quotations by the Bank of Canada website, www.bankofcanada.ca for the conversion of Canadian dollars into U.S. dollars.

	2007	2006	2005
Year end	$1.1529	$1.1671	$1.3105
Average	$1.1417	$1.1933	$1.2786
High for the Period	$1.1878	$1.2555	$1.3783
Low for the Period	$1.0949	$1.1489	$1.1961

Metric Conversion

For ease of reference, the following conversion factors are provided:

Metric Unit	U.S. Measure	U.S. Measure	Metric Unit
1 hectare	2.471 acres	1 acre	0.4047 hectares
1 metre	3.2881 feet	1 foot	0.3048 metres
1 kilometre	0.621 miles	1 mile	1.609 kilometres
1 gram	0.032 troy ounces	1 troy ounce	31.1 grams
1 kilogram	2.205 pounds	1 pound	0.4541 kilograms
1 tonne	1.102 short tons	1 short ton	.907 tonnes
1 gram/tonne	0.029 troy ounces/ton	1 troy ounce/ton	34.28 grams/tonne
1 m3…………...	264.1 liquid gallons	1 liquid gallon	0.003785 m3

Note Regarding Disclosure For Mineral Projects

The discussion of mineral deposit classifications in this AIF adheres to the resource/reserve definitions and classification criteria in accordance with Canadian National Instrument 43-101 (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System.  Estimated mineral resources fall into two broad categories dependent on whether the economic viability of them has been established and these are namely “resources” (economic viability not established) and ore “reserves” (viable economic production is feasible). Resources are sub-divided into categories depending on the confidence level of the estimate based on level of detail of sampling and geological understanding of the deposit. The categories, from lowest confidence to highest confidence, are inferred resource, indicated resource and measured resource. Reserves are similarly sub-divided by order of confidence into probable (lowest) and proven (highest).

NI 43-101 permits the disclosure of an historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (i) identifies the source and date of the historical estimate; (ii) comments on the relevance and reliability of the historical estimate; (iii) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (iv) includes any more recent estimates or data available.

ITEM 2:  CORPORATE STRUCTURE

Name and Incorporation

Strathmore was incorporated by memorandum and articles pursuant to Company Act (British Columbia) on April 16, 1987 under the name 325240 B.C. Ltd. On July 28, 1988, Strathmore changed its name to Achievers Media Corporation and was continued under the Canada Business Corporations Act by filing Articles of Continuance with the Director, Consumer and Corporate Affairs, Canada. Strathmore was extra-provincially registered in British Columbia effective September 29, 1988. Strathmore was listed on the TSX Venture Exchange (formerly the Canadian Venture Exchange) on September 26, 1989. On November 2, 1992, Strathmore was declared inactive by the TSX Venture Exchange. On November 6, 1992, Strathmore changed its name to The Achievers Training Group Inc. and consolidated its share capital on the basis of one new share for every five existing shares. On May 5, 1993, Strathmore was continued into British Columbia, and a Certificate of Continuation under the Company Act was issued by the British Columbia Registrar of Companies on June 21, 1993, at which time Strathmore changed its name to Rockwealth International Resource Corp. On June 25, 1993, Strathmore's inactive designation was removed by the TSX Venture Exchange. On August 7, 1996 Strathmore changed its name to Strathmore Resources Ltd. On September 19, 2000, Strathmore changed its name to Strathmore Minerals Corp. and consolidated its share capital on a five old for one new basis.  Strathmore transitioned under the Business Corporations Act (British Columbia) on January 24, 2006.

The Company is a reporting issuer in British Columbia and Alberta and trades on the TSX Venture Exchange (the “Exchange”) under the symbol “STM”.  As of December 31, 2007, the Company had 25 employees.

Strathmore's executive office is located at 1620 Dickson Avenue, Suite 700, Kelowna, B.C., Canada V1Y 9Y2 (telephone: (800) 647-3303; fax: (250) 868-8493; e-mail: info@strathmoreminerals.com; website: www.strathmoreminerals.com.

In this AIF, the terms “Company” or “Strathmore” refer to Strathmore Minerals Corp. and all its subsidiaries together unless the context otherwise clearly requires. Certain terms used herein are defined in the glossary of this AIF.

Intercorporate Relationships

The following chart describes the inter-corporate relationships amongst Strathmore’s wholly-owned material subsidiaries as at December 31, 2007.

 (1)  The remaining 40% of Roca Honda Resources, LLC is controlled by Sumitomo Corp. of Japan.  See “General Development of the Business” below.

(2)   The properties held by Minera Peruran S.A. were, pursuant to a court approved plan of arrangement, transferred to Fission Energy Corp.  See “General Development of the Business” below.

ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Strathmore is a Canadian based resource company specializing in the strategic acquisition, exploration and development of uranium properties.  Strathmore's primary goal is to become a leading uranium producer in the United States.  Strathmore has established a portfolio of previously discovered but not yet mined projects in areas well known for uranium production.  Strathmore is focusing its energies on bringing its Gas Hills, Wyoming properties into production, subject to obtaining the necessary permits and other regulatory approvals.  These properties are located in the second largest historical uranium producing region in the United States historically.  The Gas Hills is the lead project in Strathmore's portfolio of properties with further projects planned in its pipeline for ensuing years.

In January 2008 Mr. Randhawa stepped down as Chief Executive Officer of the Company with  David Miller, the Company’s then President & Chief Operating Officer, being his successor.  Mr. Randhawa remains with the Company as the Chairman of the Board.  In addition, Mr. Kahn, the Company’s then Vice-President, Corporate Development, was appointed President of the Company.  John DeJoie became the Vice-President, New Mexico Operations and James Crouch was promoted to Vice-President, Wyoming Operations.

Joint Venture Agreement for Roca Honda Property.  On July 26, 2007, the Company announced that its subsidiary, Strathmore Resources (US) Ltd. entered into a joint venture agreement with Sumitomo Corp. (“Sumitomo”) of Japan to develop its Roca Honda uranium project in New Mexico.  Strathmore transferred its entire interest in Roca Honda to a 60% owned subsidiary, Roca Honda Resources, LLC. Sumitomo owns the remaining 40% of Roca Honda Resources, LLC. Over five years, Strathmore and Sumitomo will fund a $US27.2 million feasibility study in proportion to their respective ownership interests. Following completion of the feasibility study, should a positive decision be made to proceed, Sumitomo will contribute a pre-determined cash contribution for development of the Roca Honda mine.  Strathmore received US$1 million from Sumitomo for completing the agreement.

Plan of Arrangement with Fission Energy Corp.  On July 17, 2007 Strathmore completed an arrangement (the “Arrangement”) under section 288 of the Business Corporations Act (British Columbia) involving the creation of a newly formed company, Fission Energy Corp. (“Fission”).  The Arrangement was completed to allow Strathmore management to focus entirely on the development of the more advanced U.S. mineral properties, in addition to allowing Strathmore shareholders to participate in the exploration and development of the properties located in Canada and Peru.  Pursuant to the Arrangement, each shareholder of Strathmore ultimately received one new common share of Strathmore and one-third of one common share (a “Fission Share”) for each common share of Strathmore held by such shareholder immediately prior to the effective time of the Arrangement.  Fission acquired a 100% interest in Strathmore’s Athabasca Basin Properties, Comstock Property, Dieter Lake Property, Duddridge Lake Property, Fort McLeod Property, the Staked Canadian Properties and the Staked Peruvian Properties (collectively, the “Spin-Off Properties”) and $500,000 in cash and all agreements to which Strathmore was a party which pertain to the Spin-Off Properties.  In addition, pursuant to the Arrangement, each option to purchase an old Strathmore share granted pursuant to the share incentive plan of Strathmore outstanding immediately prior to the effective time of the Arrangement now entitles the holder thereof to receive, upon the exercise thereof, in lieu of the number of old Strathmore shares otherwise issuable upon the exercise thereof, one new Strathmore share which such holder would have been entitled to receive as a result of the Arrangement if, immediately prior to the effective time of the Arrangement, such holder had been the registered holder of the number of old Strathmore shares to which such holder was theretofore entitled upon such exercise. Outstanding warrants entitled the holder to purchase pro rata common shares of the new Strathmore and Fission, as per the spin-off fair market valuation determined at the effective date of the Plan of Arrangement. The Arrangement was approved by the Strathmore shareholders at the Company’s Annual General and Special Meeting held on June 19, 2007 and by the Supreme Court of British Columbia on June 22, 2007.  The Arrangement is described in detail in the Company’s management information circular dated May 8, 2007 and is available under the Company’s profile at www.sedar.com.

In addition to the above transactions completed during the fiscal year ended December 31, 2007, below is a summary of the development of Strathmore’s business over the last three completed financial years.

2007

Joint Venture Agreement for Red Creek/Juniper Ridge Property.  On March 14, 2007 the Company granted an option for an 80% interest in its Red Creek Property in Wyoming to Yellowcake Mining Inc. (“Yellowcake”). In return for the option, Yellowcake paid Strathmore US$100,000, issued 9,000,000 shares in the capital of Yellowcake to Strathmore, will pay US$100,000 on each anniversary dated (a total of $500,000) and will fund US$8 million over 5 years toward the property’s exploration. Yellowcake will also be required to pay a royalty payment to Strathmore of 3% of the optioned portion of all future production.

Option Agreement to Acquire Water Rights in McKinley County, New Mexico.  On May 31, 2007, the Company entered into an option agreement to acquire certain water rights in the McKinley county area of New Mexico. The purchase price was US$4,000 per acre-foot per year of consumptive use and is payable as follows: an initial US$100,000 deposit and 50% of US$4,000 multiplied by the amount of water right authorized by the State Engineer. The remainder is to be paid at closing. The final amount to be paid will be determined in accordance with the agreement which includes a 5% escalator fee per year after the second year in which the petition to the State Engineer is being reviewed.  The Company had acquired its original 100% interest in the Church Rock property during prior years by paying $153,655 and issuing 100,000 common shares valued at $135,500.

Option Agreement for Pine Tree/Reno Creek Property.  On August 20, 2007 the Company granted American Uranium Corporation (“AUC”) an option to acquire a 60% in the Pine Tree/Reno Creek property. The Company has transferred its entire interest in Pine Tree/Reno Creek  to AUC, LLC. AUC has contributed 5,000,000 common shares valued at $5,828,600 to AUC, LLC. To earn its 60% interest, AUC will contribute US$33,000,000 for exploration by spending US$1,500,000 in both the first year and second year, US$2,000,000 in the third year, and US$28,000,000 in the fourth year.  AUC will have earned a 22.5% interest upon incurring US$12,375,000 in expenditures and a 37.5% interest upon incurring the remaining US$20,625,000.  The US$28,000,000 will be reduced proportionately depending on the results of a property evaluation.

Option Agreement for Sky/Cedar Rim Property.  On July 31, 2007, the Company granted Yellowcake an option to acquire a 60% interest in the Company’s Sky/Cedar Rim property. To earn its 60% interest, Yellowcake is required to incur a total of US$7,500,000 in exploration expenditures in stages to September 2011. The Company retains the right to earn back a 11% interest in the project in consideration for up to US$7,500,000.  On April 21, 2008 the Company terminated the joint venture agreement with Yellowcake with respect to the Sky Property.

Joint Venture Agreement for Pine Tree – Reno Creek.  On September 4, 2007 Strathmore announced that it  completed a Joint Venture Agreement with AUC to finance the development of the Pine Tree – Reno Creek uranium project in Wyoming. On January 14, 2008, the Company announced that the terms of the Joint Venture Agreement had been amended.  As part of the agreement, AUC has reimbursed Strathmore $300,000 for all reasonable costs incurred related to the agreement. AUC retains an option to earn a 60% interest in the property by issuing Strathmore 6,000,000 restricted AUC common shares, and by increasing expenditures from US $5 million to US$12.375 million in over the first 3 years to earn its initial 22.5% interest. In addition, AUC is required to spend a total of US$28 million between the third and sixth anniversary of the closing of the agreement to earn its remaining interest. Strathmore remains operator of the project, until AUC has completed its 60% earn-in commitment.

LOI for Marquez Uranium Property.  On September 19, 2007 the Company announced that its subsidiary, Strathmore Resources (US) Ltd. entered into a mineral lease agreement to acquire the Marquez Uranium Property located in McKinley and Sandoval Counties, New Mexico, on the eastern edge of the Grant’s Uranium District in northern New Mexico. The Marquez Property comprises 14,582 acres (approximately 5,900 Ha), and includes the western extent of the historically known Marquez/Bokum ore body. The property was previously explored during the 1970s and 1980s by Kerr-McGee Resources Corporation, which was one of the largest uranium mining companies in the world. Kerr-McGee drilled in excess of 390 exploratory bore holes (>800,000 feet total drilling) on the main property. In the late 1970s Kerr-McGee began mine development operations. Production was expected to begin during the early 1980s by conventional underground mining methods, but the property was abandoned when the uranium priced collapsed.

The Company has paid C $805,700 (US$750,000) and is required to make annual payments of US$250,000 during the initial ten year term. To extend the lease for an additional five years, the Company is required to pay US$750,000 and make annual payments of US$300,000 thereafter. To extend the lease beyond fifteen years, the Company is required to pay an additional US$750,000. The property is subject to an 8% net proceeds production royalty.  Should commercial production not commence by September, 2015, the Company will be required to pay additional annual minimum advance royalty payments of US$250,000 which may be recovered from future production royalties.

Option and Joint Venture Agreement for Nose Rock Property.  On September 14, 2007 the Company granted Uranium International Corp. (formerly Nu-Mex Uranium Resources Inc.) (“UIC”) an option to acquire up to a 65% interest in the Company’s Nose Rock property by paying the Company US$250,000 and issuing 5,000,000 restricted common shares. A nominal value has been attributed to these shares. To earn its 65% interest, UIC is required to incur a total of US$44,500,000 in exploration expenditures in stages over seven years. The Company retains the right to earn back a 16% interest in the project in consideration for US$25,000,000.

Additional Staking in Gas Hills Uranium District.  On October 1, 2007 the Company announced that its subsidiary, Strathmore Resources (US) Ltd. acquired an additional 13,900 acres (5,625 ha) in the Gas Hills Uranium District, Wyoming, bringing the Company’s land holdings there to in excess of 29,000 acres (11,735 Ha). The lands were added by staking 658 claims and acquiring one State of Wyoming Mineral Lease. Historically, the Gas Hills Uranium District is the second largest uranium producing area in the United States with cumulative production exceeding 100 million pounds. Strathmore controls 100% of the Gas Hills projects, which now makes up the Company's core uranium land holdings in Wyoming.

Option and Joint Venture Agreement for Dalton Pass Properties.  On October 22, 2007 Strathmore announced that its subsidiary, Strathmore Resources (US) Ltd. entered into an option and joint venture agreement with Nu-Mex Uranium Resources Inc. (“Nu-Mex”) to explore and develop Strathmore’s Dalton Pass properties (the “Dalton Pass” project).  The agreement terms grant Nu-Mex exclusive rights to earn a 65% interest in the Dalton Pass project. Under the terms of the transaction, Strathmore received US$250,000. Nu-Mex has committed to US$16,750,000 in property expenditures and additional cash payments of US$1,000,000 over six years. Strathmore retains the right to earn back a 16% interest in the project for a period of 90 days after the completion of a Bankable Feasibility Report by paying US$8,000,000 to Nu-Mex , providing Nu-Mex has met all of its obligations required to earn a 65% interest.

Acquisition of New Rock Hill Uranium Mine.  On November 19, 2007 the Company announced that its subsidiary, Strathmore Resources (US) Ltd. completed the acquisition of the New Rock Hill Uranium Mine and associated mining claims in Wyoming from the Elmhurst Financial Group Inc.  The project is located northeast of the Company’s 100% owned George-Ver deposit in the Gas Hills District, and totals 3,200 acres (1,295 hectares).  As part of the agreement, the Company will acquire additional nearby lode mining claims owned by Elmhurst. Elmhurst will retain a 5% production royalty on all mining claims acquired by the Company.  With respect to the New Rock Claims, Strathmore will advance royalty payment to Elmhurst of US $0.75 per pound against this production royalty. The total to be paid will be based on a new in-house resource calculation using measured and indicated categories with a 0.40 GT (Grade X Thickness; %ft) cutoff.

2006

In New Mexico, the Company advanced its Roca Honda Property to the permit application stage.  Additional claims were staked in the Crownpoint-Dalton Pass areas to complement existing projects.  In Wyoming, the Company continued to acquire claims strategic to its core properties in that State. The Ketchum Buttes property and additional claims in the Shirley Basin Uranium District were staked. Significant claims (Bull Rush, Loco-Lee, George-Ver and Frazier-LeMac) were also added in the Gas Hills Uranium District. Historically, the Gas Hills was the second largest uranium producing region in the United States, with cumulative production exceeding 100 million pounds.

2005

In 2005, the Company acquired properties in the United States and Canada. In January 2005, a CDN$15,000,000 equity private placement was completed primarily with institutional investors. In March 2005, management of the Company made a decision to advance its core area uranium properties in New Mexico towards production. The Company established a full-time mine development office in Santa Fe, New Mexico, and hired two professionals, with over 65 years experience, to facilitate the mine development process.

Subsequent Events

On January 7, 2008, the Company announced that its subsidiary, Strathmore Resources (US) Ltd. entered into an option agreement to purchase an existing NRC license and additional private mineral rights containing known uranium mineralization in the Gas Hills Uranium District, Wyoming. The NRC license covers a historic mill site. It will be evaluated to determine if it can be used for a new mill or ore heap and/or vat leach facility in the Gas Hills. Strathmore has agreed not to disclose the name of the company involved or the terms of this agreement. The private mineral rights are adjacent to existing Strathmore land holdings in the Gas Hills District and would be incorporated into new and expanded mining and milling scenario.  Strathmore will have one year to evaluate the acquisition of the NRC License and uranium properties and any obligations associated with the option agreement.

On April 21, 2008 the Company amended its Juniper Ridge Joint Venture Agreement with Yellowcake Mining Inc. and terminated its agreements on the Sky, Jeep and Conoco Files projects.

On April 22, the Company SEDAR filed a NI 43-101Technical report for the Southwest Reno Creek, Wyoming uranium property, which represents about 17% of the entire Pine Tree - Reno Creek project area. The 43-101 report provides a total Measured and Indicated resource estimate of 3,526,495 pounds at an average grade of 0.068% U3O8, up from the historically reported 1.3 million pounds U3O8 for Section 36 only. (See "Uranium Resources Summary by Property” Table below). An additional 1,327,635 pounds of U3O8 at an average grade of 0.057% is classified as an Inferred mineral resource

Significant acquisitions

As described above under the heading “Three Year History”, the Company completed numerous transactions during its financial year ended December 31, 2007.  None of the transactions described above constituted “significant acquisitions” for the purposes of Part 8 of National Instrument 51-102 Continuous Disclosure Obligations.

ITEM 4:

DESCRIPTION OF THE BUSINESS

Strathmore is engaged in locating, acquiring, exploring and, if warranted, developing mineral resource properties with a particular emphasis on properties which may contain economic reserves of uranium. The properties in which Strathmore has an interest or the right to acquire an interest are currently in the development stage. Strathmore finances exploration and development through equity financing, by way of joint venture, option agreements or other means. Strathmore's current material properties are located in the United States.

 Strathmore is advancing uranium mine development projects in Wyoming and New Mexico.  Historically, these two states were the largest producing uranium districts in the world, having combined total production in excess of 400 million lbs uranium.  Mining ceased because of the decline in the price of uranium rather than the depletion of the resource.  In fact, there is plenty of uranium left in these areas to be mined.

Description of Operations

Mineral Projects

For the purposes of NI 43-101, Strathmore’s material properties are the Roca Honda Property and the Church Rock Property, both located in New Mexico, USA.  Information concerning these projects is discussed below. In addition, the Company now holds over 33,000 acres with several historically-defined uranium deposits in the Gas Hills Uranium District, Wyoming.  Please see “Gas Hills District Properties” below.

In addition, the Company has several non-material exploration projects ongoing in the USA, which are referenced above under “General Development of the Business – Three Year History”.

A summary of all previously defined, historical uranium assets to the Company’s significant U.S. uranium properties is below under the heading “Uranium Resources Summary by Property”.

ROCA HONDA PROPERTY

On May 14, 2008, David C. Fitch, C.P.G., an independent consultant to the Company and a Qualified Person under NI 43-101, prepared a NI 43-101 report entitled Technical Report on the Roca Honda Uranium Property, McKinley County, New Mexico (the “Roca Honda Report”).  The Roca Honda Report updates the previous technical report dated March 31, 2006 for the Roca Honda Property.  Unless stated otherwise, the following information is summarized from the report which has been filed under the Company’s profile on SEDAR.

Property Description and Location

The Roca Honda Property is a uranium property in McKinley, New Mexico which totals approximately 1,840 acres and consists of 63 unpatented mining claims totalling approximately 1,200 acres and an adjoining New Mexico State General Mining lease, held by Roca Honda Resources, LLC.  The Roca Honda Property is located in the eastern part of the Ambrosia Lake District in the Grants Mineral Belt, approximately 16 air miles northeast of Grants, New Mexico.

Mining Claims

The 63 unpatented mining claims are located on U.S. Forest Service land, are contiguous and comprise the following claim names and numbers: Roca Honda 163-171 (NMMC 39757-37965), Roca Honda 190-196 (NMMC 37975-37983), Roca Honda 217-225 (NMMC 37993-38001), Roca Honda 244-252 (NMMC 38011-38019), Roca Honda 271-279 (NMMC 38029-38037), Roca Honda 298-306 (38047-38055), and Roca Honda 325-333 (38065-38073).  The claims are listed in the U.S. Bureau of Land Management Mining Claim Geographic Index Report (LR2000) with a location date of June 30, 1965 and the latest assessment year is 2008.

Surface Rights

Certain claims on the Roca Honda Property are found on National Forest Service Lands, administered by the U.S. Forest Service. A Notice of Intent and/or a Plan of Operations must be filed with the appropriate District Ranger of the U.S. Forest Service and approval must be received before any new surface disturbance activities may be conducted.  A Plan of Operations requires a reclamation cash bond be in an amount set by a Forest Service officer.

New Mexico State Lease

The area covered by the New Mexico State Mining Lease (in this section of the AIF, the Roca Honda Property, referred to as the “Lease”) is 640 acres and it is located in Section 16.  The Lease was acquired by David Miller on November 30, 2004 and was subsequently assigned to Strathmore Resources (US) Ltd. (“Strathmore Resources”), a wholly owned subsidiary of Strathmore.  The original term of the Lease is three years and will continue as long as minerals are produced or mined in paying quantities on the Roca Honda Property.  The Lease stipulates a 5% of gross returns royalty to the State of New Mexico, less smelting or reduction costs, for production of uranium and if there is no production during the terms of the Lease, an advance royalty is required.

The Lease grants Strathmore Resources the right to enter the Roca Honda Property for mining purposes, and the right to use and occupy so much of it as may be necessary or convenient to carry out such mining purposes.

Nature and Extent of Strathmore’s Title

On July 26, 2007 Strathmore and Sumitomo Corp. of Japan executed a joint venture agreement to develop the Roca Honda Project that includes the Roca Honda claims and the New Mexico State mining lease. See “General Development of the Business” above.

Roca Honda Resources, LLC was formed July 24, 2007 as a limited liability company in Delaware and on July 26, 2007 filed application for certificate of registration with the Public Regulation Commission of New Mexico stating that the names of the persons in whom management of the limited liability company is vested are: Strathmore Resources U.S. Ltd.; SC Clean Energy, Inc; and Summit New Energy Holding, LLC. The Certificate of Registration was approved August 6, 2007. Roca Honda Resources offices are located at 4001 Office Court, Suite 102, Santa Fe, NM 87507.

Strathmore granted to Roca Honda Resources, LLC the Roca Honda claims by means of a Special Warranty Deed dated August 16, 2007 and recorded as document 333421 with the McKinley County, NM recorder August 21, 2007 and with the BLM in Santa Fe August 23, 2007. Strathmore also assigned to Roca Honda Resources, LLC on August 17, 2007 the New Mexico General Mining Lease number HG-0036. The assignment was approved by the Commissioner of Public Lands on Augusts 20 and to become effective on August 21, 2007.

Strathmore Resources (US) Ltd initially held the Roca Honda claims listed above by Quit Claim Deed by Rio Algom Mining LLC (Rio Algom), successor to Kerr-McGee, conveying all title to the above-listed claims to Strathmore Resources (US) Ltd. The Roca Honda claims are listed in Schedule A of the Deed. The Quit Claim Deed was dated effective March 12, 2004 and recorded with the McKinley County Clerk on March 19, 2004, Book 22, P. 3402. A signed and recorded copy of this Quit Claim Deed was examined in Strathmore Resources files. Also there exists an underlying purchase agreement between Rio Algom Mining LLC and Strathmore dated March 12, 2004, leading to the Quit Claim Deed. The purchase agreement sets out existing royalty obligations for the west part of the Roca Honda property. Exhibit 2 states that: 1. Uranium production from mining claims in Section 9-13N-8W identified in Exhibit 1 as Roca Honda 163 through 171, 190 through 198, 217 through 225, and 244 through 252 (a total of 36 claims) is subject to a non-participating royalty of one percent to the estate of Melvin E. Richards, et al. The rights and obligations associated with this royalty are fully described in the Settlement Agreement and Release dated June 6, 1983 and identified in the United States District Court for the District of New Mexico as No. CIV 78-722C.

In the purchase agreement, the Seller (Rio Algom) also stated: Section 7. Seller represents and warrants the following as of the Closing Date to Buyer. (a) The Mining Claims are in good standing, and Seller owns all right, title and interest in the Mining Claims, free and clear of any liens, claims, charges or royalties, except (i) as provided for or in the instruments creating the Mining Claims, (ii) as set forth in Exhibit 2, and/or (iii) for royalties reserved or retained under applicable laws or regulations in favor of the governmental authority or authorities granting the Mining Claims.

The New Mexico General Mining Lease was initially acquired by David Miller, 131 Davis Lane, Riverton, WY approved and signed by the New Mexico Commissioner of Public Lands on  November 30, 2004. The Lease was subsequently assigned to Strathmore Resources US Ltd, a wholly owned subsidiary of Strathmore Minerals Corp. by David Miller by Application for Assignment of a General Mining Lease to the State of New Mexico, signed and notarized March 13, 2006, with transmittal letter to the State Commissioner of Public Lands. David Miller is currently CEO of Strathmore.

Environmental Liability

To the best knowledge of management there has been no previous mining of the deposits on the Roca Honda property. There has been surface disturbance consisting of access roads about eight feet wide and drill pads.

Permits Required

Prior to any mining activity on the area covered by the New Mexico State Mining Lease, a reclamation plan must be submitted to the state commissioner for approval and permits must be obtained from various permitting agencies in accordance with the New Mexico Mining Act.

A new drilling program on the Roca Honda Property will require an approved exploration permit from the New Mexico Mining and Minerals Division of Energy, Minerals and Natural Resources Department (in this “Roca Honda Property” section, the “EMNRD”), and an approved Plan of Operations from the U.S. Forest Service.  Exploration operations also require an approved exploration permit from EMNRD.

In addition to the above surface use and drilling permits, any injection or pumping operations will require permits from the New Mexico Environmental Department, which has authority under the Safe Water Drinking Act. Furthermore, any uranium ISR pilot plant operations with wells will require an extensive permitting procedure involving material licences to be obtained from the Nuclear Regulatory Commission (“Nuclear Regulatory Commission”) and an approved Environmental Impact Statement prior to any production.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

The Roca Honda Property can be reached by traveling north 23½ miles from Milan on NM State Hwy 53, then west by dirt roads approximately 1½ miles on U.S. Forest Service Lands.  Most of the drill roads require four-wheel drive.  Access to certain areas will require road maintenance and permission from the State Highway Department and owners of fee lands.

Climate, Topography, Elevation and Vegetation

The Roca Honda Property is in a semi-arid, high-desert climate. Vegetation is comprised mostly of grasses, pinion pine and juniper trees. Annual precipitation totals approximately 11 inches. Grants has an average annual temperature of 51°F; an average summer high temperature of 81°F; a an average summer low temperature of 50°F; an average winter high temperature of 40°F, and an average low temperature of 10°F. Winter snow and inclement weather conditions may interrupt operations occasionally.

The Roca Honda Property has moderately rough or steep topography in certain areas and is composed of shale slopes below ledge-forming sandstone beds as mesas.  Elevations range from 7,300 to 7,800 feet.

History

Ownership History of the Property

Kerr-McGee Oil Industries, Inc. (“Kerr-McGee”) staked the unpatented mining claims in Section 9 and 10 of the Roca Honda Property in 1965.  Kerr-McGee, its subsidiaries and its successor, Rio Algom Mining LLC, held the claims until they were acquired by Strathmore Resources in March, 2004.  The land under the New Mexico State Lease (Section 16) is owned by the State of New Mexico. State Mining Leases in respect of Section 16 were issued to various companies over the years. Rare Metals Corporation held a State Mining Lease over Section 16 in the 1950s and performed the first exploration drilling in the area.  Subsequently, Western Nuclear Corporation (“Western Nuclear”) held a State Mining Lease over Section 16 from the period of 1968 to 1971 and Reserve Oil and Minerals Corporation “Reserve” owned a 25% interest in the Lease at that time. Western Nuclear and Reserve acquired another 15-year lease in that area, which was later assigned to a company named U.Q.I.T.U., and subsequently relinquished on February 15, 1990.  Quivira Mining Company, a wholly owned subsidiary of Kerr-McGee acquired Lease number Q-1414 over Section 16 effective July 1, 1990, which was relinquished on November 11, 2000.  David Miller acquired a new State Mining Lease in November 2004 and subsequently assigned the Lease to Strathmore Resources.  David Miller was issued 300,000 Strathmore common shares valued at $271,000 for the State Mining Lease.

Exploration and Development Work Undertaken

The first drill holes in Section 9 were completed in 1966 and the discovery was made on August 2, 1970.  A total of 187 holes totalling 387,849 feet were completed. The first drill hole in the Section 10 was completed in October 1967. Discovery of ore grade mineralization was made in a drill hole completed March 19, 1974.  A total of 175 drill holes totalling 449,493 feet were completed.

In Section 16 the first drilling took place in the 1950s by Rare Metals Corporation.  A total of 13 holes, including two holes that intercepted strong uranium mineralization, were completed. Subsequently, Western Nuclear acquired a mining lease for Section 16 and began drilling in 1968. Western Nuclear’s second drill hole intercepted strong uranium mineralization at a depth of 1,587 feet.  Between August, 1968 and September, 1970, Western Nuclear drilled 63 holes totalling 121,164 feet.

There has been no previous production from the Roca Honda Property.

Geological Setting

Regional Geology

The Grants Mineral Belt in northwest New Mexico, lies within the Colorado Plateau geologic province and on the south flank of the San Juan Basin. It extends several miles east of Laguna to the Gallup area and is 100 miles by 25 miles wide. The belt includes the Laguna, Ambrosia Lake and Church Rock districts. Principal host rocks for the uranium deposits are the fluvial sandstones in the Jurassic Morrison Formation, named the Westwater Canyon Member, and the Jackpile Sandstone. Other less important host rocks for uranium deposits are the Cretaceous Dakota Sandstone, and the Jurassic Todilto Limestone. The Morrison Formation forms outcrops along the south edge of the San Juan Basin and dips gently north into the basin. It is overlain by the Cretaceous Dakota Sandstone, Mancos Shale, and Mesaverde Group. The Morrison Formation was deposited in a continental environment and in the Grants Mineral Belt consists of four members in ascending order; the Recapture Member (mostly grayish-red siltstone and claystone), the Westwater Canyon Member (gray, light yellow-brown and reddish-brown), fine to coarse grained arkosic sandstone with interbeds of greenish-gray and reddish-gray claystone), the Brushy Basin Member (mostly greenish gray-gray claystone) and the Jackpile Sandstone, an informal name for the upper fluvial sandstone in the east part of the Grants Mineral Belt near Laguna, New Mexico. The Jackpile sandstone does not exist in the Ambrosia Lake district. The Westwater Canyon Member, host for the uranium at the Roca Honda Property, ranges to 450 feet thick in the Grants Mineral Belt and consists of fine to coarse grained sandstone.

Local and Property Geology

Ledge-forming sandstones above shale slopes, all in the Cretaceous Mesaverde Group, underlie the Roca Honda Property. The Gallup Sandstone, lowermost formation of the Mesaverde, lies at a depth of about 400 feet, and is underlain by the Mancos Shale, which is about 800 feet thick. These units are underlain by the Dakota Sandstone, which is about 80 feet thick. The Dakota Sandstone is an aquifer in the region and unconformably overlies the Brushy Basin Member of the Jurassic Morrison Formation. The Brushy Basin Member consists of green and reddish claystone, is about 120 feet thick and is underlain by the Westwater Canyon Member, a host rock for uranium deposits. The Westwater Canyon consists of a series of fluvial quartz-rich, arkosic sandstones separated by thin green claystone shale beds. The Westwater is about 250 to 300 feet thick and is informally divided into five sandstone units.

The structure is not complex, but will require careful study for its effect on any future In-situ recovery (ISR) or conventional underground mining plans.  There are a number of north-trending faults that cut and displace ore, especially in the western two-thirds of Section 9.  Beds dip east at 7 to 11 degrees.

Deposit Types

Deposits in the Ambrosia Lake district and the Roca Honda Property are sandstone-type uranium deposits. Sandstone-type uranium deposits are irregular in shape, are roughly tabular and elongate, and range from thin pods a few feet in width and length, to bodies several tens or hundreds of feet long. The deposits are roughly parallel to the enclosing beds, but may form rolls (tabular lenses) that cut across bedding. The deposits occur in more than one layer, form distinct trends, commonly parallel to depositional trends, and occur in clusters. Two sub-types of deposits occur, primary ore and post-fault ore, also termed stack or redistributed ore, derived from primary ore. Primary ore in the Ambrosia Lake district consists mostly of uranium-enriched humic matter that coats sand grains and impregnates the sandstone, imparting a dark color to the rock. A direct correlation exists between uranium content and organic carbon content by weight percent in the ores. Primary ore is mostly tabular and subparallel to the bedding. Stack or post-fault ore differs from primary ore mostly in geometry, and “stacks” upward along faults and fractures. Stack ore is commonly medium gray, and lower in grade than primary ore.

Exploration

Exploration methods for sandstone uranium deposits differ in many respects from those for other metals. The uranium deposits in Ambrosia Lake and at the Roca Honda Property have no surface expression and thus, require drilling for discovery. There are no surface methods for detecting uranium deposits at depths of 1,500 to 2,500 feet, as at the Roca Honda Property. It is not possible to predict the discovery of ore deposits ahead of drilling. Common practice is to drill widely spaced random holes to gather geologic information, including alteration bleaching, traces of mineralization, and sandstone development. This information is used to guide the location of subsequent drill holes, with the object of intercepting mineralization as quickly as possible. Once strong “ore grade” uranium mineralization is intercepted in a drill hole, that hole is offset by four new drill holes spaced equally from the discovery hole and from each other. At drilling depths such as at the Roca Honda Property, the initial offsets are typically made on 150 or 200 foot spacing. Subsequent offset drilling to mineralization is modified continually as new geologic information is developed.

Previous exploration of the Roca Honda Property consisted of an ongoing drilling program performed by Kerr-McGee and staged over a number of years. The drilling was performed by contracted drilling companies and the geophysical logging was by Century Geophysical Corp. and by trucks owed and operated by Kerr-McGee. Kerr-McGee logging trucks probed most of the mineralized drill holes.

Based on a review of Section 16 drill hole maps and related summaries, an initial drill program of 13 drill holes was performed by Rare Metals Corporation in the 1950s using Century Geophysical Logging. The name of the drilling company was not available. Western Nuclear performed subsequent drilling under a new mining lease during a two-year period from 1968 through 1970 using Clyde Jones Drilling Company as the drilling contractor and Geoscience, a geophysical logging company based in Denver, Colorado for logging.

Mineralization

Summary

The typical mineralized rock in the Ambrosia Lake district, occurs as uranium-humate cemented sandstone. The uranium mineralization consists largely of unidentifiable organic-uranium oxide complexes that are light gray brown to black. Although coffinite and uraninite have been identified in the Grants Mineral Belt, their abundance is not sufficient to account for the total uranium content in an ore sample. Admixed and associated with the uranium are enriched amounts of vanadium, molybdenum, copper, selenium, and arsenic in order of decreasing abundance. Other metals are also enriched above background amounts. Total uranium production from Jurassic Morrison sandstones within the Grants Mineral Belt was more than 340 million pounds U3O8 from 1948 through 2000, including the Ambrosia Lake district, which has produced 201 million pounds.

Geologic controls

The primary ore control is the presence of a quartz-rich, arkosic, fluviatile sandstone in the Morrison Formation. This type of sandstone is the only commercial host rock in the Ambrosia Lake district. Next in importance is the presence of carbonaceous matter as detrital plant fragments and humate pods. The presence of pyrite and bleaching alteration is important. Sedimentary features may exhibit control on a small scale. For example in the nearby Johnny M mine, a sandstone scour feature truncates underlying black ore, indicating nearly syngenetic deposition of uranium ore with the sandstone beds. Uranium ore in places is related to clay-gall (cobbles) layers within the host sandstone. Alteration bleaching forms a halo that encloses ore. The bleaching caused by the removal of reddish ferric-iron pigmentation imparts a light-gray color to the sandstone, and a greenish rim on red-cored claystone cobbles or galls. Primary ore pre-dates, and is not related to, present structural features; however stack ore is related to both faults and occurs at the margin of reddish iron oxide staining in the sandstone.

Drilling

Previous drilling on the Roca Honda Property was performed by Kerr-McGee and by Western Nuclear using rotary mud drilling with truck-mounted drills contracted by local drilling companies. The common practice of Kerr-McGee and by Western Nuclear was to drill the holes with 4¾-inch diameter bits by conventional rotary drill rigs circulating drilling mud. All drilling was vertical. The cuttings were typically taken at five foot intervals by the driller and laid out on the ground in piles in rows of 20 samples or 100 feet. A geologist would then examine the drill cuttings and record lithology and alteration on a drill log. The drill holes were taken through the Westwater Canyon Member and a few tens of feet into the underlying Recapture Member (non-host). Upon completion of a drill hole, the hole was logged with a gamma-ray, self potential, and resistivity probe by either a contract logging company or in some cases by a logging truck owned by Kerr-McGee. After running the log, a drift tool (filmshot) was lowered into the drill hole for survey at 50 or 100 foot intervals. Deviation from vertical in a single intercept was commonly less than 1o – 3o, and the dip of beds is 7o to 11o, thus mineralized intercepts represent essentially true thickness.

A total of 438 drill holes have been completed on the Roca Honda Property, 130 of which contain the strongest mineralized intercepts with a minimum grade of 0.10% U3O8, and a minimum grade x thickness (GT) of 0.60. The following table summarizes the drilling results.  Strathmore drilled four pilot holes of which three were completed as monitor wells totalling 8,050 feet for environmental baseline and monitoring purposes in Section 16 from Jun through November 2007.

Summary of Drilling Results for the Roca Honda Property

Section	No. of Holes	Total Footage	Uranium Mineralization
			GT >0.60 Grade >0.10% eU3O8	GT >0.30 Grade >0.05% eU3O8	Other
9-13-8	187	388,849	45	20	122
10-13-8	175	450,838	60	21	94
Sub-total	362	839,687	105	41	216

16-13-8	63	121,164	23	11	29
	13	unknown	2	0	11
Total	438	960,851	130	52	256

Sampling Method and Approach

Gamma-ray Logs

All of the mineralized intercepts for the historical resource estimates were calculated by Kerr-McGee from gamma-ray logs probed for each drill hole. Each log consists of gamma-ray, resistivity, and self-potential curves plotted by depth. The resistivity and selfpotential curves provide bed boundaries and are mainly used for correlation of sandstone units and mineralized zones between drill holes. The equivalent U3O8 content from the gamma logs was calculated by Kerr-McGee using the industry-standard method developed originally by the U.S. Atomic Energy Commission. Kerr-McGee’s method was as follows: For zones greater than two feet thick, first pick an upper and lower boundary by choosing a point approximately ½ height from background to peak of anomaly. Then determine the counts per second for each one-foot interval. Divide by the number of intervals for an average counts per second for the anomaly. Then convert the counts per second to % U3O8 (e U3O8) using the appropriate Kerr-McGee charts for the specific logging unit used.

Disequilibrium

Disequilibrium is a term used to describe the disparity in the normal ratio between uranium and its naturally occurring radioactive daughter products, which are measured by the gamma log. Generally, checks for disequilibrium are made when drilled resources reach approximately 100,000 to 500,000 lbs of contained U3O8 and in new areas disequilibrium is checked after the first few ore holes.

Disequilibrium was seldom a factor for dark gray, primary ore in the Ambrosia Lake district. However there may be disequilibrium to a varying extent for redistributed or stack ore. Usually in cases where disequilibrium is identified, the uranium (low radioactivity) has been transported a short distance from its daughter products (radioactive) which have remained in their original site of deposition. This must be addressed for grade-control purposes during subsequent mining.

The best evidence to allay concerns of disequilibrium is experience from identical deposits using the record trail from gamma-ray interpretations of surface drill holes, followed by ore reserve estimates, then underground gamma-ray probe from the subsequent mine, then mill-head gamma-ray probes as the truck arrives at the mill, then chemical analysis of the resultant product, termed yellowcake.

Based on years of such historical production there were no reports of significant disequilibrium effects in the east part of the Ambrosia Lake District.

It is very important how disequilibrium is determined, and using core introduces other variables requiring checks. The down-hole probe “sees” the radioactivity of a 2.5 ft. diameter cylindrical area centered about the drill hole. This should not be compared to simply the chemical assay of a 2 3/4 –inch diameter core sample. Instead, the core is sampled over the mineralized interval as determined by a hand-held Geiger counter or scintillometer to define mineralized boundaries. The core is split and sampled for the intervals selected. Each sample is crushed and pulverized, then two separate assays are made of the same pulps; a scaler-radiometric or closed can radiometric assay and a chemical assay. The disequilibrium factor, if any, is expressed as a ratio of chemical/radiometric.

It takes about one million years for uranium to form its radioactive daughter products and achieve equilibrium. The Morrison uranium deposits are of Jurassic age and thus are in equilibrium, unless altered by recent surface waters.

There is no report of core holes or core assays for the drilling performed by Kerr-McGee on Sections 9 and 10. Western Nuclear reports cored intervals for 2 drill holes, Dh 68 and 69, but no assay data was reported in the files examined.

Drill cuttings

Drill cuttings are useful for mapping alteration and in conjunction with the geophysical logs for lithology, but are too dilute to analyze for uranium content. Lithologic logs were not reviewed as part of the Roca Honda Report, however drill data summary sheets provided sandstone alteration interpretations.

Core Samples

Since the previous technical report on Roca Honda dated March 31, 2006, Strathmore has drilled four pilot holes and completed three of them as monitor wells for environmental baseline and monitoring purposes in Section 16 from June through November 2007. The entire thickness of the Westwater Sandstone, except for zones with no recovery, was cored in the pilot holes for these wells. The cores are PQ diameter (3 inch) and were taken principally for laboratory testing of hydraulic conductivity, effective porosity, density and chemical analysis. Selected intervals of core were split and sampled for either multi-element chemical analysis or for hydrogeologic studies. In addition to the uranium, vanadium, organic carbon and multi-element ICP-MS and ICP-AES analyses, core samples were taken for hydrogeologic laboratory analysis.

Pilot hole S-1a was cored and assayed, but it was not possible to run a gamma-log.

Pilot hole S-1b was drilled approximately 30 ft from S-1a. S-1b was logged, but not cored. The gamma-ray probe for S-1b intercepted three zones of strong uranium mineralization, which were:

•

An upper zone from 1902.5 to 1911.0 ft. containing 8.5ft. of 0.22% eU3O8 in the A-Sand.

•

A middle zone from 1953.0 to 1958.0 ft containing 5.0 ft of 0.26% eU3O8 in the B1-Sand, and

•

A lower zone from 1971.0 to1981.0 ft containing 10.0 ft of 0.12% eU3O8 in the B2-sand.

The gamma-ray probe for S-2 intercepted three zones of strong uranium mineralization which were sampled by core. The gamma-ray probe mineralized intercepts in S-2 are:

•

An upper zone from 1731.0 to 1734.0 ft. containing 3.0 ft. of 0.16% e U3O8 in the A-Sand (RH07-011, 1.0 ft of 0.38% U3O8)

•

A middle zone from 1748.0 to 1757.0 ft. containing 9.0 ft of 0.56% e U3O8 in the A-Sand (Partially sampled, RH07-012, 1.2 ft. of 1.19% U3O8) and (RH07-0034b, 5.0 ft. of 0.705 U3O8)

•

A lower zone from 1792.0 to 1793.5 ft containing 1.5 ft of 0.20% e U3O8 in the B1-sand (RH07-013, 1.3 ft. of 0.19% U3O8).

The gamma-ray probe for S-3 intercepted two zones of moderate uranium mineralization which were sampled by core. The gamma-ray probe mineralized intercepts in S-3 are:

•

An upper zone from 1922.5 to 1929.5 ft. containing 7.0 ft. of 0.02% eU3O8 in the B1-Sand (RH07-0032, 1.0 ft of 0.080% U3O8)

•

A lower zone from 1942.75 to 1944.75 ft containing 2.0 ft of 0.07% eU3O8 in the B1-sand (RH07-003, 1.0 ft. of 0.024% U3O8).

The chemical analyses were performed by Energy Laboratories, Inc, Casper, WY by ICP-MS and ICP-AES methods, and by Mineral Lab, Inc using X-ray Florescence methods. Uranium is reported as U (ppm) and herein converted to % U3O8 (ppm U * 1.17924/10,000). The gamma-ray probes were by Jet West Geophysical Services, Farmington, NM.

Sample Preparation, Analyses And Security

Prior to the above-discussed pilot holes with cored zones drilled recently by Strathmore, no chemical analyses or core holes by Kerr-McGee were found by this author within the data searched for the Roca Honda property. Typical operating practice in the Ambrosia Lake district was to rely on calibrated gamma log interpretation of mineralized intercepts in drilling up to and including resource estimates. The practice of core sampling for chemical assay varies by operator, but was typically done for metallurgical confirmation prior to capitalizing development such as shaft sinking and mine development. Kerr-McGee had extensive operations in the Ambrosia Lake district and from a review of their reports and data on the Roca Honda (Sections 9 and 10) expressed no concern for coring for chemical assay. There was no discussion of possible disequilibrium concerns in any of the Kerr-McGee reports, including those for proposed mine and shaft sinking. It is, however, prudent and typical practice to obtain core samples for chemical assay in new regions where disequilibrium (differing chemical vs. radiometric analysis) was suspected. No significant disequilibrium effects in the east part of the Ambrosia Lake district, which extends to, and beyond the Roca Honda property are known.

For the 4 pilot holes drilled for environmental monitor wells on Section 16, Strathmore followed strict standard operating procedures as later set out in the Strathmore documents entitled:

•

Draft Standard Operation Procedure 001: Core Handling, January 2007

•

Draft Standard Operation Procedure 004: Lithologic logging of cuttings and core, January 2007

Probe Truck and Calibration

Kerr-McGee files contained detailed records of probe truck equipment characteristics including truck number, probe number, crystal size, dates of use, k-factors, calibration tests and resulting factors. These are kept for each logging unit whether a company Kerr-McGee truck, or a Century Geophysical truck. Each gamma log contains a footer with a calibration run, and a header sheet with the rerun factors and probe unit number. The Western Nuclear logging was performed by Geoscience Associates, Inc., a reputable independent contract-logging operator, based in Denver, Colorado. Geoscience recorded calibration, instrument number and k-factor on their logs and header sheets attached to each log. Of the reduced-size logs available for Section 16, calibration runs were made on all logs. The header sheet was copied at the bottom of the logs from drill holes 31 to 70, and at the top of the reduced logs for drill holes 1 to 30. There is a complete file of drill summary sheets with the interpreted grade, thickness, zone and alteration (oxidation) for each mineralized interval for all of the drill holes. Drill hole drift surveys are recorded, however the original survey shots were not recovered.

The four pilot holes for monitor wells recently drilled by Strathmore were probed by Jet West Geophysical Services, LLC, Farmington, NM. Jet West maintains a policy of regularly calibrating gamma-ray probes to determine instrument k-factor, using the five calibration pits (cased holes) in Grand Junction owned by the U.S. Department of Energy and maintained by Stoller Corporation (Jet West, 2007). Jet West provides a digital and graphic log with counts per second (CPS) as well as %eU3O8 computed by the k-factor and other calibration factors on their logs.

Data Verification

Review of Original Records

A detailed review was made of the extensive files in Strathmore’s warehouse in Riverton, Wyoming on October 14 and 15, 2004. There were over 300 boxes, file cabinets and map files in the data storage covering the Roca Honda Property as well as other projects. The files are quite complete with original data including gamma ray logs and maps. The specific items recovered and researched are: Original gamma ray logs, mini logs, drill hole summaries, ore reserve calculation sheets, copies of drill hole maps, ore reserve maps, reports of mine plan, survey documents, logging truck calibration records, and a few representative cross-sections. Data was reviewed in February and March, 2006 in detail for Section 16 that included drill hole maps by Rare Metals Corporation, Western Nuclear, and Kerr-McGee, reduced gamma ray logs (at a scale of 1in=50ft), drill data summary sheets with depths, thickness, grade and horizon of uranium mineralization, drift survey results and color of host rock. The dataset also included a set of drill hole data sheets prepared by Kerr-McGee for Section 16 that summarizes the mineralized intercepts by drill hole, together with a rough calculation of “ore reserves” with the initials “JWS” and dated 9-25-79. These notes did not have supportive maps with block outlines and thus may have been a set of preliminary evaluation notes.

Limitations on Sample Verification

The entire original, factual assay data are represented by the continuous gamma-logs that were made during the drilling programs as each drill hole was completed. These logs were run by Kerr-McGee operated logging trucks and Century Geophysical for Sections 9 and 10, and by Geoscience Associates logging trucks and Century Geophysical for Section 16. The logging procedure is to calibrate the probe and record the plot on the log paper with a known radioactive source, and then lower the probe to the bottom of the drill hole and log coming out of the hole. When a mineralized interval is encountered the probe is pulled up through the zone to find its upper limit, lowered again and the mineralized zone is re-run at a less-sensitive scale to fit the plot on the log paper. All the information regarding scale of the re-run is noted on the log for later computation of grade.

This radiometric probe method of assay is unique to uranium exploration and provides a continuous record of the mineralization with depth.

Each logging truck periodically made logging runs of the U.S. Atomic Energy Commission (AEC) test pit, a set of shallow holes with known concentrations and thickness of uranium. In addition to the gamma curve, plots are made of the Resistivity and SP (Self-Potential). The resistivity and SP provide a continuous strip chart of the various lithologies as the probe is lifted up the drill hole. Thus, the gamma anomalies may be correlated to a specific footage, correlated with specific lithologic units, much as in core, but without the possibility of mixing core, or salting samples.

The calibration of probes with the U.S. AEC (later, Department of Energy, DOE) test pit is the standard by which the uranium industry operated. This method is analogous to a system of check assays of an assay laboratory. The test pits were designed with uranium-bearing material of the type and grade common to the Grants Mineral Belt. Many thousands of drill hole intercepts in the Grants Mineral Belt were logged in this manner.

Mineral Processing and Metallurgical Testing

No metallurgical test data for the Roca Honda Property were recovered in the files reviewed. Kerr-McGee operated an acid leach mill at more than 7,000 tons-per-day in Ambrosia Lake and reported typical recoveries of 94-97%, depending on grade of the contained U3O8. There was no indication, in the files examined, that Kerr-McGee was concerned about the metallurgy for their conventional mining plans for the Roca Honda Property. However, Kerr-McGee did consider the potential for chemical mining of the uranium deposits in Sections 9 and 10. Kerr-McGee proposed an estimated 55% recovery of the historical resources and proposed a detailed chemical mining study of the Sections 9 and 10 deposits to include pump testing and leach tests of core.

Mineral Resource Estimates

Deposit Geology Pertinent to Resource Estimation

Uranium deposits occur in five sandstone units in the Westwater Canyon Member of the Jurassic Morrison Formation. The Westwater ranges from 250 to 300 feet thick in the Roca Honda Property, and is overlain by the Brushy Basin Member consisting of green mudstones and underlain by the Recapture Member consisting of mudstone, siltstone and shaly siltstone. The individual sandstone host units in the Westwater average 20 to 60 ft thick and are separated by thin mudstone interbeds. The uranium deposits are tabular and range from 1.5 to 29 feet thick. In plain view, the deposits are relatively narrow (50- 200ft) and are elongate along an east-southeast trend in Section 9 and 10 and the north part of Section 16 and an east trend in the central part of Section 16. Uranium mineralization in the Roca Honda Property would be typical of geologically identical deposits to the west in which the uranium occurs together and admixed with medium- to dark-gray humate that impregnates the sandstone. The color is due to organic carbon, which has a direct weight percent relation to uranium content. From examination of the cross sections, e-logs and underground observation to the west it is evident that uranium mineralization forms both tabular deposits that sub parallel bedding or “roll” across bedding, and in places form C-shaped roll fronts that are convex down-dip or basin ward to the northeast. Leading “tails” to the front are intersected as upper and lower limbs, up-dip from the actual front that may fill a major part of the entire thickness of an individual sandstone unit.

Data

Basic data for the resource estimate for Sections 9 and 10 were the Kerr-McGee Drill Hole Data summaries, drill hole survey information, mineralized intercept gamma-log interpretations by Kerr-McGee geologists, drill hole maps and reports and memos prepared by Kerr-McGee. Kerr-McGee had performed a mineral survey of the claims and drill hole collars in 1980 by a professional mineral surveyor. Basic data examined for the resource estimate for Section 16 were the Western Nuclear drill hole maps with uranium values, reduced e-logs with header sheets, gamma reruns, drill data sheets prepared by Western Nuclear with mineralization values, tops and bottoms, sand unit designation and drift survey information. Two separate maps checked each other with no visible errors.  Thickness of mineralized intercepts was taken from the measured drill hole interval and is treated as true thickness. Drill hole deviation is less than 3o from vertical, thus any correction from apparent to true thickness is negligible. Down-hole drift survey results were available for all holes drilled on Section 9, all but one of the 175 holes drilled on Section 10, and 52 of the 63 holes completed on Section 16.

186 mineralized intervals were used in the 0.6 GT cutoff for the measured and indicated category.

Resources

The mineral resources in this report are unchanged from those previously reported in the technical report dated March 31, 2006.  However, subsequent to previous report, Strathmore has performed preliminary evaluation of the technical, regulatory, and economic feasibility to enable a decision whether to proceed toward insitu or conventional mining and milling alternatives (DeJoia, PC). At this time (2008) the major emphasis by Strathmore is on a conventional underground mining and milling approach. This approach will require revising the mineral resource estimate using cutoff factors of grade and GT as before, but with an additional cutoff factor of a minimum mining thickness, typically 6 ft and an increase in the lower grade cutoff to reflect estimated underground mining costs.

Recent drilling of the four pilot holes by Strathmore has encountered additional strong uranium mineralization, which is encouraging. Strong uranium intercepts in pilot hole S-2 would add just more than 1% to the measured and indicated resource, an amount less than the margin of error in such computations. These amounts were not added to the mineral resource at this time.

Deposits at the Roca Honda Property can be reported as a mineral resource based on the fact that Kerr- McGee was proceeding to develop the deposit under a mine plan proposal and had commenced sinking a shaft to mine uranium deposits in Section 17, southwest of, and cornering Sections 9 and 10 of the Roca Honda Property. It is believed that Kerr-McGee intended to access Sections 9 and 10 from the shaft. In addition Kerr-McGee had planned to evaluate the in-situ mining potential of the Roca Honda Property. The Johnny M uranium mine, one mile west was successfully mined from 1976 to 1982. Potentially viable recovery methods for the uranium resource in the Roca Honda Property include the use of ISR as well as conventional mining and milling techniques. Strathmore is performing preliminary evaluation of the technical, regulatory, and economic feasibility to support these in-situ and conventional mining and milling alternatives.

The method of resource calculation used in the Roca Honda Report was different from that of the Kerr-McGee method and was based on the method of polygons (perpendicularbisector polygonal method), also known as areas of equal influence (AOI), wherein polygons are constructed about each sample point (drill intercept) by using perpendicular bisectors halfway between adjoining samples.

Polygons were constructed about the bottom-hole position of drill holes, and the area of equal influence (AOI) computed for each polygon. The AOI of each polygon was further limited by either adjoining drill holes, or a maximum capped size for the polygon. Criteria for the each of the Resource classes was as follows:

•

Measured Resource, AOI is capped at 10,000 ft2 (100ft x 100ft).

•

Indicated Resource, AOI is capped at 20,000 ft2 around the Measured AOI. The Indicated Resource is computed by subtracting (Measured) from (Measured and Indicated).

•

Measured and Indicated Resource, AOI is capped at 30,000ft2. It was decided to cap each polygonal area at 30,000ft2 AOI rather than the 40,000ft2 AOI (200ft x 200ft) typically used for computing a Measured and Indicated class. This 25% reduction in the AOI is justified and reasonable, based on the Qualified Person’s familiarization with the geology of trend-type mineralization, present in the Roca Honda Property, which may have sharp rather than diffuse boundaries.

•

Inferred Resource, AOI is capped at 160,000ft2 (400ft x 400ft), which was the largest area category. The portions of any polygons larger than this category were not used in computations.

In addition to capping polygons to a maximum area as described above, perpendicular bisectors to adjoining drill holes further limit each AOI.

The drill pattern within most of the resource area is on a spacing of approximately 150-200ft. In Section 16, large areas near the center of the Section have only widely spaced drill holes. Thickness and grade of each mineralized intercept were assigned to each polygon for computing tonnage. An assumed tonnage factor of 15 cubic feet per ton was used (Kerr-McGee, undated). This is the typical tonnage factor used by most operators in the Ambrosia Lake District for mineralized intervals in the Westwater Sandstone units. Computation of tonnage was made for each interval above a cutoff of 0.03% U3O8, (except for internal dilution of combined intercept zones) and with a further cutoff of GT (grade in % U3O8 x thickness product) at increments of 0.1, 0.2,0.3,0.4,0.5,0.6,0.7,0.8,0.9 and 1.0 GT. A minimum thickness cutoff was not used because ISR mining does not require the 6 feet minimum thickness necessary for underground mining equipment and personnel. The resulting tonnages were summed for each sand unit by class of resource. A weighted-average thickness and a weighted-average grade were computed for the total tonnages of each sand unit.

The new measured and indicated resource of 15.1 million pounds U3O8 for the Section 9 and 10 part of the Roca Honda Property is significantly greater (32%) than Kerr-McGee’s estimates of 11.48 million pounds for a “demonstrated resource” for the same Sections. The larger new resource estimate results from using a lower cutoff grade, no minimum mining thickness, and a larger area of influence (AOI) for the indicated category than that of Kerr-McGee. Kerr-McGee used the circle and tangent method and a cutoff of 6ft of 0.10% U3O8, (GT of 0.6). The Roca Honda Report used the polygonal-bisector method, a grade cutoff of 0.03% U3O8 and a GT cutoff of 0.6.  A summary of the estimated mineral resource is tabulated below:

Mineral Resource Summary

	Cutoff GT	Tons	Grade (%U3O8)	Pounds (U3O8)	Thickness (ft)	GT
Measured	0.6	1,305,000	0.23	6,035,000	19.3	4.46
Indicated	0.6	2,477,000	0.23	11,477,000	19.3	4.51
Measured and Indicated	0.6	3,782,000	0.23	17,512,000	19.4	4.50
Inferred	0.6	4,546,000	0.17	15,832,000	19.3	3.36

Other Relevant Data and Information

Exploration Potential

There is excellent exploration potential for the discovery of additional uranium mineralization in the Roca Honda property. There is potential for doubling the measured and indicated resource identified in Section 16. There is also good potential for finding additional significant mineralization in Sections 9 and 10. Additional drilling is expected to intercept mineralized material of similar thickness and grade as that previously identified. The best potential is within an east trend in the central part of Section 16. There are three “ore” holes that could each be offset-drilled on 200-foot spacing by four drill holes. With success, that pattern could be repeated. There is also excellent potential near the center of Section 10 to offset-drill existing “ore” holes in the D sand with potential to extend a mineralized trend N30oW to the northwest corner of the Section.

ISR Consideration

Strathmore management has decided to emphasize advancing the Roca Honda project by potential underground mining instead of potential ISR operations.

Kerr-McGee considered the possibility of ISR production (In-situ leach) for the Roca Honda Property. A Kerr-McGee 1985 report contained a 2-page outline that summarized conventional and chemical mining resources and mining cost estimates for the Roca Honda, Sections 9 & 10. The outline for “chemical mining” used a “Total Resource” of 6,050,000 lbs U3O8 at a 55% recovery (of the total 11,000,000 pounds “resources”). Other items listed were: average thickness: 12 feet, average depth: 2250 feet, average grade: 0.32% U3O8, average front width: 200 feet. The cost estimate incorporated capital costs for production, monitor, and injection wells and plant cost. Operating and direct costs were also estimated. Restoration costs were also a line item. The costs are outdated and lack supportive information thus are not tabulated here.

Although Kerr-McGee proposed to conduct ISR pilot tests at the Roca Honda Property, there is no information that pilot tests, core analysis for permeability and metallurgical recoveries had been performed. ISR recoveries may typically be in the order of 60- to 70% but may range significantly lower or higher.

Conventional Underground Mining Consideration

Strathmore management has decided to concentrate ongoing studies for the Roca Honda project on the potential for underground mining as the highest priority, and relegate studies for ISR production to a lower priority at this time. Strathmore has contracted Professional engineering consultants to perform mine and mill studies. Conceptual designs and layout for a production shaft, haulage drifts, mine workings and stope plans have been prepared. Conceptual design criteria for a 2500 or 5000 ton-per day uranium mill has been prepared. Strathmore has performed in-house economic analysis and capitalization plans for the project (personal communication, John DeJoia). Strathmore has purchased land for a potential mill site in the Ambrosia Lake area for the Roca Honda project..

Interpretation, Conclusions and Recommendations

The exploration drilling, log interpretation, map posting and historical resources reviewed were produced in a professional, and accurate manner and that there is very good potential to drill additional uranium mineralization on Sections 9, 10 and 16 of the Roca Honda Property.

Exploration and Development

Recommendations – Stage I

The Roca Honda property is a project of merit and justifies additional work. It is recommended to perform work to determine economic viability and to convert the Mineral Resource to a Mineral Reserve and Preliminary Feasibility Study compliant with the CIM Standards and as referenced in NI 43-101. Further geologic studies should be performed to include compilation of numerous cross sections and detailed maps of mineralization in each sand unit to determine the geometry of mineralized fronts and tabular beds for a proposed underground mining unit. This study becomes especially important when underground mining is contemplated vs. ISR operations. It is recommended that Permitting activities continue to be given a high priority.

It is recommended to drill four core intercepts in Section 9 and four in Section 10 to obtain cores from the mineralized zones for radiometric and chemical analysis, density determination, permeability and porosity tests. This core could be obtained from the pilot holes planned by Strathmore for the monitor wells. The core would also be used to perform preliminary metallurgical tests for milling amenability. Results of the initial coring would dictate whether additional cores are needed. A preliminary pumping test program should be performed for which approved permits must be acquired. Ground-water quality should be measured and rigorously monitored for pre-operation baseline data, possibly using the initial drill holes. It is recommended to drill 10 rotary holes in Section 16 to determine continuity of mineralization from the east to the west zones of mineralization for preliminary prefeasibility and conceptual mine planning.

Recommendations – Stage II

Given demonstrated positive economic viability from Stage 1, then certain prefeasibility tasks are recommended to advance the project, which are described in greater detail in the Roca Honda Report. It is recognized that the required time and costs, especially in permitting activities may significantly exceed these recommendations.

GAS HILLS DISTRICT PROPERTIES

The Gas Hills Uranium District is located 45 miles southeast of Strathmore’s Riverton office. It is accessible by paved road, has existing high voltage power, natural gas, and additional infrastructure. Permitting/development activities are continuing, including plans for the construction of a new uranium mill in the Gas Hills. These activities are managed under the direction of Strathmore’s Vice-President of Wyoming Operations, James Crouch, along with the Company’s team of engineers, geologists and consultants. Mr. Crouch was the Chief Mine Engineer for Utah International and Pathfinder (now AREVA) at the former Lucky Mc Mine and Mill in the Gas Hills for over 30 years. Strathmore’s experience and knowledge of the District and the nature of its uranium deposits are invaluable to its goal of achieving its first uranium production in Wyoming from the Gas Hills.

The Company (through its U.S Subsidiary, Strathmore Resources (US) Ltd.) holds over 33,000 acres with several historically-defined uranium deposits in the Gas Hills, many of which were planned and fully permitted for open-pit mining in the early 1980s.  Strathmore controls 100% of the Gas Hills projects, which now make up the Company's core uranium land holdings in Wyoming.  Please see table below under the heading “Uranium Resources Summary by Property for a summary of the properties held by the Company in the Gas Hills Uranium District, Wyoming.

Geology and Uranium Mineralization

The host for known mineralization in the district is the Eocene Wind River Formation.  The Wind River Formation is a fluvial deposit consisting of sandstones with lesser amounts of clay and siltstones, carbonaceous shale, and thin, discontinuous tuffaceous sandstones and tuff layers.  The mineralization is typical of the Wyoming roll-front deposit.

The known uranium deposits on the Bullrush, Loco-Lee, and George-Ver properties are shallow dipping and much of the uranium mineralization lies at depths of less than 100ft. Mineralization is accessible by open-pit mining methods.  Additional resources on these properties lie below the local water tables, possibly accessible by in-situ recovery.

The Beaver Rim claims lies in the southern extent of the main Gas Hills uranium trend, and mineralization has been noted at less than 1,200 feet.

Exploration History

The George-Ver, Bullrush and Loco-Lee deposits were extensively drilled in the 1970s and planned for open-pit development during the 1980s by Federal-American Partners (FAP).  FAP, by way of American Nuclear Corp., successfully mined and operated a mill that produced in excess of 20 million pounds uranium oxide.  Recently, the properties were held by Power Resources Inc (Cameco’s USA subsidiary) until dropped in the early 2000s.

The Beaver Rim deposit was formerly operated by Federal American Partners, Utah International, Power Resources, and others. Mineralization was noted in the area but was largely unexplored during the 1970’s as those operators focused on near-surface, open-pitable targets.

The Fraizer-LeMac deposit was formerly operated by Utah International which planned for open-pit development and had pit designs made before the decline in uranium commodity prices.

Current Activities

In 2007, Strathmore began permitting activities in the Gas Hills. At the George-Ver property, Strathmore completed the installation of three ground water monitoring wells for the purpose of establishing baseline ground water quality and to perform hydrogeologic testing.  Air quality and meteorological monitoring stations were also installed at this time.  These activities begin the process of mine permit submittal, which requires a minimum of one year’s sampling to establish baseline conditions.

Future Plans by the Company

The Company is currently reviewing the historical information on these properties, including drilling databases and uncompleted mine plans. The properties will be evaluated for their potential for both open pit and in-situ recovery extraction. In 2008, The Company intends to drill ten holes, two to be cored from top to bottom, on the George-Ver property. The purpose is to positively identify and characterize all materials both overlying and underlying the mineralized zones. These studies serve as exploration/confirmation of the known deposits.

CHURCH ROCK PROPERTY

In December 2005, David C. Fitch, C.P.G., an independent consultant of the Company and a Qualified Person under NI 43-101, prepared a NI 43-101 report entitled Technical Report on the Strathmore Church Rock Uranium Property, McKinley County, New Mexico (the “Church Rock Report”).  Unless stated otherwise, the following information is summarized from the report which has been filed under the Company’s profile on SEDAR.

Property Description and Location

Size and Location

The Church Rock Property is located in the in the southern part of the Church Rock District of the Grants Mineral Belt in northwestern New Mexico. The Church Rock Property comprises 36 unpatented mining claims, totalling approximately 640 acres located in Section 4, T16N-R16W, New Mexico Principal Meridian, McKinley County, New Mexico. The Church Rock Property is approximately 10 air miles northeast of Gallup, New Mexico and can be reached by traveling east 6 miles from Gallup on Interstate 40, then north 10 miles on NM State Hwy 566 (paved), then west and southwest by dirt roads to the north central part of Section 4, 16N-16W. The Church Rock Property is one-half mile south of the Navajo Reservation boundary. Drill roads mostly require four-wheel drive for access and access to some parts may require maintenance.

Mining Claims

The 36 unpatented mining claims are held by Strathmore Resources.  The claims are contiguous and consist of the following claim names and numbers: Ram 1-36 (NMMC 36142-36177). The claims are listed in the U.S. Bureau of Land Management Mining Claim Geographic Index Report (LR2000) with a location date of 10/06/65, and the latest assessment year is 2008.  The claims were originally staked and recorded in 1965 in the name of Kerr-McGee Oil Industries, Inc.

Nature and Extent of Strathmore’s Title

Strathmore Resources holds the claims by Quit Claim Deed by Rio Algom Mining LLC conveying all title to the above-listed claims to Strathmore Resources.

Mineralized Areas, Surface Disturbance, Environmental Liability

The uranium deposits on the Church Rock Property are shallow dipping and lie at depths of between 1,500 to 1,700 feet from the surface. There is no surface expression of the deposits and thus all information defining the mineralization is from drill holes.  In New Mexico there are drill hole plugging requirements for all holes that encounter water. Forms describing the method of plugging and other required information must be submitted to the State Engineer Office and the State Bureau of Mines and Mineral Resources within 90 days of encountering water in the drill hole.

As there has been no previous mining on the property, it is likely there are no existing significant environmental liabilities associated with the Church Rock Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access

The Church Rock Property is reached by traveling east approximately 6 miles from Gallup on Old Highway 66, then north approximately 10 miles on New Mexico State Hwy 566 (a paved road) to a location approximately one-half mile south of the Navajo Indian Reservation. Several potential access routes to the site from Highway 566 are available, including two that require access approval through the Navajo Reservation and two that require access agreements with other private surface landowners.

Legislation by the Navajo Nation Council was passed and signed into law April 29, 2005 which prohibits uranium mining on Navajo territorial lands. The Church Rock Property is Federal land managed by the U.S. Bureau of Land Management and not Navajo Reservation Lands. However the Navajo Legislation Act may make it difficult to cross reservation lands, thus gaining alternate routes of access across non-reservation lands will be necessary.

Climate and Vegetation

The Church Rock Property is in a semi-arid, high-desert climate. Vegetation is comprised mostly of grasses, pinion pine and juniper trees.  It is approximately 15 air miles northeast of Gallup, New Mexico, which receives an average of nearly 17 inches of precipitation annually. The major part of annual precipitation occurs with thunderstorms in June, July and August. An average of nearly 34.1 inches of snow falls annually, mostly during the period of time between December and February. Gallup has an annual average temperature of 41ºF, an average high monthly temperature of 83.9 ºF in July and an average low monthly temperature of 11.7ºF in January.  Winter snow and inclement weather conditions may interrupt operations occasionally.

Topography and Elevation

The Church Rock Property has relatively moderate topography and is mostly underlain by a mesa formed by ledge-forming sandstone beds that dip 2o to 3.5o northeast. Elevations range from 7,040 to 7,518 feet. A northeast trending canyon in the west part of the property has up to 200 ft relief, and a sandstone ledge and slopes in the extreme southeast corner of the property has 150 ft relief. The south-center to the east center part of the project has moderate relief of approximately 70 to 120 ft over a one-half mile distance.

Surface Rights

The claims on the Church Rock Property are found on Federal Lands, administered by the U.S. Department of the Interior and the Bureau of Land Management. Certain permits and approvals are required for use of the surface. A Notice of Intent and/or a Plan of Operations must be filed with the appropriate Bureau of Land Management District office and approval must be received prior to any new surface disturbance activities. A Plan of Operations requires a reclamation cash bond in an amount set by the Bureau of Land Management. In addition, exploration operations require an approved exploration permit from the New Mexico Mining and Minerals Division of Energy, Minerals and Natural Resources Department.

History

Ownership History

Kerr-McGee staked the Ram 1-36 unpatented mining claims on October 6, 1965, and recorded the location notices and affidavits in the McKinley County Courthouse. Kerr-McGee, its subsidiaries and its successor, Rio Algom Mining LLC, held the claims until they were acquired by Strathmore Resources on March 12, 2004.

No hydrologic study has been conducted for the Church Rock Property. Certain reports further indicate that Rio Algom Mining LLC did not complete in-situ leach (ISL) amenability tests for the uranium deposits in Section 4 – 1616.  However, URI to south has performed pump test and permeability studies on uranium mineralization that is a southwest extension of RAMC’s. Hence, it is believed that Section 4- 1616 uranium deposits can be mined by ISL methods.  Although Rio Algom did not run ISR tests, Kerr-McGee had previously run such tests.  Laboratory short column tests on core and ore samples indicated very leachable ore with 80 to 90% U3O8 extraction in the lab.

Historical Mineral Resource Estimates and Reliability

Historical Resource Estimates were prepared by Kerr-McGee primarily during 1966 to 1977 and updated by its successor, Rio Algom Mining LLC in 1995.  A NI 43-101 technical report describing these resources can be found on SEDAR and is summarized below.  Although believed by Strathmore management to be relevant and reliable, these historical resources predate NI 43-101 and because they were not estimated in compliance with NI 43-101 procedures, they are not NI 43-101 resources.  See “Mineral Resource Estimates - Resources” below.

Historical Resource Estimate: Cutoff of 5 ft of 0.10% (GT of 0.5)

Category	Tons	Grade %U3O8	Pounds U3O8
Measured	2,532,000	0.11	5,426,000
Indicated	34,000	0.11	76,000
Total Measured & Indicated	2,564,000	0.11	5,502,000

Potential			500,000
Totals			6,002,000
Cutoff of 0.50 GT (grade % U3O8 times thickness in ft)
Average thickness: 12 ft
From: D.E. Smouse (1995)

Historical Resource Estimate: Cutoff of 6ft of 0.05% (GT of 0.30)

Category	Tons	Grade %U3O8	Pounds U3O8
Total Measured & Indicated

Cutoff of 6 ft of 0.05% (0.3 GT)	6,050,000	0.09	10,900,000

Church Rock Report: Cutoff of 0.03% (0.3 GT)	6,221,467	0.10	11,848,007
Difference from Church Rock Report	2.74%	5.80%	8.70%

From: Falk (1979)

Kerr-McGee’s criteria for determining resource blocks was rigorous and developed from years of successful operating experience in New Mexico and Wyoming.  The procedure was as follows:

(i)

Measured category

For Blocks in the measured category a circle is drawn on the map around the drill hole intercepts that meet thickness and grade of cutoff. The radius of the circle is equal to ½ the horizontal distance to the nearest drill hole intercept below cutoff, or 50 feet whichever is less. Two or more above-cutoff holes may be connected to construct a measured block by lines tangent to the circles provided that: (i) the intercepts tie or correlate within the same lithologic unit, and at least one foot of the intercepts can be connected with each other by a horizontal line (in correlation section); (ii) here are no below-cutoff intercepts in the same unit within the block; (iii) the above-cutoff holes are no more than 300 feet apart; (iv) where a below-cutoff hole interferes with a straight-line connection of a measured block, a 50- foot radius is applied to such hole and the straight line drawn to its radius so as to remove the below-cutoff area from the measured block; and (v) an above-cutoff intercept is considered an isolated block if it cannot be tied to another such intercept.

(ii)

Indicated category

Indicated blocks are constructed to enclose the unsampled area between measured blocks and/or isolated holes, using the same methods described above except: above-cutoff holes are not connected if greater than 300 feet apart.

(iii)

Inferred category

Inferred blocks are constructed to enclose the unsampled area between measured and indicated blocks and/or isolated holes, using the same methods as for measured except: horizontal distance between cutoff holes is greater than 500 feet and less than 1,000 feet if the intercepts tie. If they do not tie, the connection can be up to 500 feet.

(iv)

Miscellaneous

Cutoff grades (COG) and thickness for New Mexico surface holes: COG = 0.10% U3O8 at a mining thickness of 6 feet (6’/ 0.10 % U3O8).  Strathmore Church Rock cutoff was a GT of 0.50 (the equivalent of 5’/ 0.10 % U3O8). Calculation sheets were used by Kerr-McGee. The surface area was computed by planimeter from the map and multiplied by the thickness. This number was divided by the tonnage factor.  A tonnage factor of 15 cubic feet per ton was used for the New Mexico calculations.

Certain reports have reported a demonstrated reserve (measured and indicated) of 10.9 million pounds U3O8 at an average grade of 0.09% U3O8 for Section 4, using a cutoff of 6ft. of 0.05% U3O8. In other reports, regarding chemical mining potential for the Church Rock Property, estimates of “approximately 4 million pounds U3O8 recoverable from section 4” were made.  Further reports that “Laboratory short column tests on core and ore samples indicated a very leachable ore with 80 to 90% U3O8 extraction in the lab” have also been made.

(v)

Production History

There has been no previous production from the Church Rock Property.

Geological Setting

Regional Geology

The Grants Mineral Belt, in northwest New Mexico, lies within the Colorado Plateau geologic province and on the south flank of the San Juan Basin. It extends from several miles east of Laguna to the Gallup area, a distance of 100 miles by 25 miles wide. The belt includes the Laguna, Ambrosia Lake and Church Rock districts. Principal host rocks for the uranium deposits are fluvial sandstones in the Jurassic Morrison Formation, named the Westwater Canyon Member, and the Jackpile Sandstone. Other, less important host rocks for uranium deposits are the Cretaceous Dakota Sandstone, and the Jurassic Todilto Limestone. The Morrison Formation forms outcrops along the south edge of the San Juan Basin and dips gently north into the basin. It is overlain by the Cretaceous Dakota Sandstone, Mancos Shale, and Mesaverde Group. The Morrison Formation was deposited in a continental environment and in the Grants Mineral Belt consists of four members in ascending order; the Recapture Member, mostly grayish-red siltstone and claystone, the Westwater Canyon Member, gray, light yellow-brown and reddish-brown, fine- to coarse-grained arkosic sandstone with interbeds of greenish-gray and reddish-gray claystone, the Brushy Basin Member, mostly greenish gray-gray claystone, and the Jackpile Sandstone, an informal name for the upper fluvial sandstone in the east part of the Grants Mineral Belt near Laguna, New Mexico. The Jackpile sandstone does not exist in the Church Rock or Ambrosia Lake districts. The Westwater Canyon Member, host for the uranium at the Strathmore Church Rock property, ranges to 450 feet thick in the Grants Mineral Belt and consists of fine- to coarse-grained sandstone.

Local and Property Geology

Ledge-forming sandstones above shale slopes, all in the Cretaceous Mesaverde Group, underlie the Church Rock Property. The Gallup Sandstone, lowermost formation of the Mesaverde is underlain by the Mancos Shale, which is about 800 feet thick. These units are underlain by the Cretaceous Dakota Sandstone, which is about 60-80 feet thick. The Dakota Sandstone unconformably overlies the Brushy Basin Member of the Jurassic Morrison Formation. The Brushy Basin Member overlies the Westwater Canyon Member, host rock for the uranium deposits. The Westwater Canyon consists of a series of fluvial quartz-rich, arkosic sandstones separated by thin green claystone shale beds. The Westwater is about 250 to 400 feet thick and is informally divided into 8 sandstone units, A to H from top to bottom. Only sands A to F are the significant uranium-bearing units of interest.

Structure is not complex, but will require careful study for its effect on any future mining or ISR plans. There is a north-trending, shallow plunging anticline in the east half of Section 4, and a corresponding shallow plunging syncline in the west half of Section 4. The property lies on the south margin of the San Juan Basin and beds dip northeast at 2o to 3.5o.

From a review of the drill summaries, the top of mineralized zones in the Westwater Canyon Member ranges from 1,500 to 1,700 feet below ground surface.

Exploration

Exploration methods for sandstone uranium deposits differ in many respects from those for other metals. Uranium deposits in the Church Rock district have no surface expression and thus require drilling and geophysical logging for discovery. Common practice is to drill widely-spaced holes to gather geologic information, including alteration bleaching, traces of mineralization, and sandstone development. This information is used to guide the location of subsequent drill holes, with the object of intercepting mineralization as quickly as possible. Subsequent offset drilling to mineralization is modified continually as new geologic information is developed.

Previous exploration of the Church Rock Property consisted of an on-going drilling program performed by Kerr-McGee and staged over a number of years. Most of the drilling was by Stewart Brothers Drilling, a contract drilling company and the geophysical logging was by Kerr-McGee owned and operated trucks.

Deposits in the Church Rock Property are sandstone-type uranium deposits. Sandstone-type uranium deposits are irregular in shape, are roughly tabular and elongate, and range from thin pods a few feet in width and length, to bodies several tens or hundreds of feet long. The deposits are roughly parallel to the enclosing beds, but may form rolls (tabular lenses) that cut across bedding. The deposits occur in more than one layer, form distinct trends, commonly parallel to depositional trends, and occur in clusters. Two sub-types of deposits occur, primary ore and post-fault ore, also termed stack or redistributed ore, derived from primary ore. Primary ore in the Grants Mineral Belt consists mostly of uranium-enriched humic matter that coats sand grains and impregnates the sandstone, imparting a dark color to the rock. Primary ore is mostly tabular and subparallel to the bedding. Stack or redistributed ore differs from primary ore mostly in geometry, and “stacks” upward along faults and fractures. Stack ore is commonly medium gray, and lower in grade than primary ore. Uranium mineralization at the Church Rock Property is mostly of the stack-ore, or roll front type with the mineralization forming northwest-facing fronts that transect bedding.

During 2005, Strathmore performed ongoing geologic studies for the Church Rock Property, including the compilation of databases, drill maps, mineralization maps, cross-sections and data review and has prepared in-house mineral resource estimates. Strathmore has set up an office in New Mexico, which has been conducting ongoing environmental and permitting studies and activities.

Mineralization

Summary

The typical mineralized rock in the Church Rock Property, as well as the Ambrosia Lake and Jackpile districts, occurs as uranium-humate cemented sandstone. The uranium mineralization consists largely of unidentifiable organic-uranium oxide complexes that are light gray brown to black. A direct correlation exists between uranium content and organic carbon content by weight percent in the ores. Although coffinite and uraninite have been identified in the Grants Mineral Belt, their abundance is not sufficient to account for the total uranium content in an ore sample. Admixed and associated with the uranium are enriched amounts of vanadium, molybdenum, copper, selenium, and arsenic in order of decreasing abundance. Other metals are also enriched above background amounts. Total uranium production from Jurassic Morrison sandstones within the Grants Mineral Belt was more than 340 million pounds U3O8 from 1948 through 2000, including the Church Rock district, which has produced 16 million pounds.

The mineralization at the Church Rock Property occurs in several elongate deposits that range to 100 or 200 feet wide by 200 to more than 3,500 feet long. Thickness of mineralization ranges from 1 ft. to 42.5 ft.

Geologic controls

The primary ore control is the presence of a quartz-rich, arkosic, fluviatile sandstone in the Morrison Formation. This type of sandstone is the primary host rock in the Church Rock Property, although some ores were produced from Cretaceous Dakota Sandstone, a quartz-sandstone. The presence of carbonaceous matter as humate pods is important. Detrital plant fragments are less common in the Church Rock districts than in the Ambrosia Lake district. The presence of pyrite and bleaching alteration is important. Sedimentary features may exhibit control on a small scale. Alteration bleaching forms a halo that encloses mineralization, up dip to the deposit. The bleaching caused by the removal of reddish ferric-iron pigmentation imparts a light-gray color to the sandstone, and a greenish rim on red-cored claystone cobbles or galls.

Drilling

Previous drilling on the Church Rock Property was performed by Kerr-McGee using rotary mud drilling with truck-mounted drills contracted by local drilling companies.  Kerr-McGee commonly drilled holes with 4¾ inch diameter bits by conventional rotary drill rigs circulating drilling mud.  All drilling was vertical.  The cuttings were typically taken at five-foot intervals by the driller and laid out on the ground in piles for each five feet in rows of 20 samples or 100 feet.  A geologist would then examine the drill cuttings in the field and record lithology and alteration on a drill log form.  The drill holes were taken through the Westwater Canyon Member and into the underlying Recapture Member (non-host).  Upon completion of each drill hole, the hole was logged with a gamma-ray, self potential, and resistivity probe either by a contract logging company or in some cases by Kerr-McGee’s company-owned logging truck.  After running the log, a drift tool (film-shot) was lowered into the drill hole for survey at 50 to 100-foot intervals.  Deviation from vertical in a single intercept was commonly less than 1o to 3o, and the dip of beds is less than 10o, thus mineralized intercepts represent essentially true thickness.

The first drill hole on the Church Rock Property was completed in August 1967.  Discovery of uranium mineralization with a GT of 0.60% U308 was made in the sixth drill which was completed February 6, 1968.  The mineralized zone was intercepted at a depth of 1,747 feet.  Most of the drilling was performed from 1968 through 1975 with additional drilling from 1976 to 1977.  Subsequently one drill hole per year was completed in the time between 1978 and 1984, in 1989, and in 1991.  A total of 165 holes totalling approximately 306,000 feet were completed.  A total of 165 drill holes were completed, of which 74 were in the ore category and 24 were in the strong mineralization category.

Sampling Method and Approach

Gamma-ray Logs

All of the mineralized intercepts for the historical resource estimates were calculated by Kerr-McGee from gamma-ray logs probed for each drill hole. Each log typically consists of gamma ray, resistivity, and self-potential curves plotted by depth. The resistivity and selfpotential curves provide bed boundaries and are mainly used for correlation of sandstone units and mineralized zones between drill holes. The equivalent U3O8 content from the gamma logs was calculated by Kerr-McGee using essentially the industry-standard method developed originally by the U.S. Atomic Energy Commission (AEC). Kerr-McGee’s method was basically as follows: For zones greater than 2 feet thick, first pick an upper and lower boundary by choosing a point approximately ½ height from background to peak of anomaly. Then determine the counts per second (cps) for each one-foot interval. Divide by the number of intervals for an average cps for the anomaly. Then convert the cps to % U3O8 (e U3O8) using the appropriate Kerr-McGee charts for the specific logging unit used.

Disequilibrium

Disequilibrium is a term for the disparity in the normal ratio between uranium and its naturally occurring radioactive daughter products, which are measured by the gamma log. Generally, a check is made for disequilibrium after drilled resources reach a total of approximately 100,000 to 500,000 lbs of contained U3O8, or when there is a change in geologic regime. A determination of the number of check intervals needed is made by an experienced geologist. In new areas disequilibrium may be checked after the first few ore holes. For large uranium producers with years of operating experience in well-known districts, such as Ambrosia Lake and Church Rock, and with extensions on-trend with mined deposits it was common to drill out most of the resource, then obtain several core hole intercepts of selected mineralized zones for assay and metallurgical checks prior to large capital expenditures such as shaft-sinking and underground development.

Disequilibrium was seldom a factor for dark gray, primary ore in the Ambrosia Lake district. However there may be disequilibrium to a varying extent for redistributed or stack ore. Usually in cases where disequilibrium is identified, the uranium (low radioactivity) has been transported a short distance from its daughter products (radioactive) which have remained in their original site of deposition.

The subject of disequilibrium may be confusing if not understood, especially if theoretical physics is introduced. A few items may be noted from years of experience.

The best evidence to allay concerns of disequilibrium is experience from identical deposits using the record trail from gamma-ray interpretations of surface drill holes, followed by ore reserve estimates, then underground gamma-ray probe from the subsequent mine, then mill-head gamma-ray probes as the truck arrives at the mill, then chemical analysis of the resultant product, termed yellowcake.

It is very important how disequilibrium is determined, and using core introduces other variables requiring checks. The down-hole probe “sees” the radioactivity of a 2.5 ft. diameter cylindrical area centered about the drill hole. This should not be compared to simply the chemical assay of a 2 3/4 –inch diameter core sample. Instead, the core is sampled over the mineralized interval as determined by a hand-held Geiger counter or scintillometer to define mineralized boundaries. The core is split and sampled for the intervals selected. Each sample is crushed and pulverized, then two separate assays are made of the same pulps; a scaler-radiometric or closed can radiometric assay and a chemical assay. The disequilibrium factor, if any, is expressed as a ratio of chemical/radiometric.

It takes about 1-million years for uranium to form its radioactive daughter products and achieve equilibrium. The Morrison uranium deposits are of Jurassic age and thus are in equilibrium, unless altered by recent surface waters.

No mention of core holes, or core assays was seen in the drill records examined.

Drill cuttings

Drill cuttings are useful for mapping alteration and in conjunction with the geophysical logs for lithology, but are too dilute to analyze for uranium content. Lithologic logs were not reviewed for this study, but could be studied at some future date for constructing sandstone alteration maps that may be used in detailed geologic planning and to identify future exploration targets.

Sample Preparation, Analyses and Security

No chemical analyses or core holes were reported within the data searched for the Church Rock Property. Typical operating practice in the Church Rock district was to rely on calibrated gamma log interpretation of mineralized intercepts in drilling up to and including resource estimates. The practice of core sampling for chemical assay varies by operator, but was typically done for metallurgical confirmation prior to capitalizing development such as shaft sinking and mine development. Also it was typical practice to obtain core samples for chemical assay in new regions where disequilibrium (differing chemical vs. radiometric analysis) was suspected.

Probe Truck and Calibration

Kerr-McGee files contained detailed records of probe truck equipment characteristics including truck number, probe number, crystal size, dates of use, k-factors, calibration tests and resulting factors. These are kept for each logging unit whether a company Kerr-McGee truck, or a Century Geophysical truck. Each gamma log contains a footer with a calibration run, and a header sheet with the rerun factors and probe unit number.

Core Samples

No records of previous core samples for the Church Rock Property were located.

Data Verification

Review of Original Records

Over 300 boxes, file cabinets and map files in Strathmore’s data storage were reviewed, with original data including gamma ray logs and maps, covering the Church Rock Property as well as other projects.  Original gamma ray logs, mini logs, drill hole summaries, ore reserve calculation sheets, copies of drill hole maps, ore reserve maps, reports of mine plan, survey documents, logging truck calibration records, and a few representative cross-sections were reviewed. Items not recovered for the Church Rock technical report but listed in the data list are mylar cross-sections, lithologic logs, and U.S. Atomic Energy Commission test pit logging files.

Limitations on Sample Verification

The entire original, factual assay data are represented by the continuous gamma-logs that were made during the drilling programs as each drill hole was completed. These logs were run by Kerr-McGee operated logging trucks. The procedure is to calibrate the probe and record the plot on the log paper with a known radioactive source, and then lower the probe to the bottom of the drill hole and log coming out of the hole. When a mineralized interval is encountered the probe is pulled up through the zone to find its upper limit, lowered again and the mineralized zone is re-run at a less-sensitive scale to fit the plot on the log paper. All the information regarding scale of the re-run is noted on the log for later computation of grade.

This radiometric probe method of assay is unique to uranium exploration and provides a continuous record of the mineralization with depth.

And each logging truck periodically made logging runs of the U.S. Atomic Energy Commission (AEC) test pit, a set of shallow holes with known concentrations of uranium. In addition to the gamma curve, plots are made of the Resistivity and SP (Self-Potential). The resistivity and SP provide a continuous strip chart of the various lithologies as the probe is lifted up the drill hole. Thus, the gamma anomalies may be correlated to a specific footage, correlated with specific lithologic units, much as in core, but without the possibility of mixing core, or salting samples.

The calibration of probes with the U.S. Atomic Energy Commission (later, Department of Energy, DOE) test pit is the standard by which the uranium industry operated. This method is analogous to a system of check assays of an assay laboratory. The test pits were designed with uranium-bearing material of the type and grade common to the Grants Mineral Belt. Many thousands of drill hole intercepts in the Grants Mineral Belt were logged in this manner.

Mineral Processing and Metallurgical Testing

No metallurgical test data for the Church Rock Property were recovered in the files reviewed. One report stated that Westwater Canyon sandstone in the Church Rock Property has a much higher permeability than in Ambrosia Lake. Cementation of the Westwater is also much less at the Church Rock Property.  Hence, the report stated, although Rio Algom Mining LLC has not run any leach tests it is felt that ISL operations can be utilized to mine the Section 4- 1616 deposit.

Kerr-McGee did however perform metallurgical tests on ore samples and core samples from the Westwater sandstone units from their mine at the Church Rock Property located approximately 2 miles north of the Church Rock Property. The purpose of these tests was to evaluate the potential for ISR mining of the ores. Kerr-McGee Corporation Technical Center (1982) concluded that agitation leach tests on Church Rock ore indicate that a pH 8.3 carbonate solution, containing 0.5g/l hydrogen peroxide would be suitable for in mine solution mining of this ore.  The test results yielded up to 66% recovery of U3O8. Kerr-McGee further reported that regarding their uranium properties both on the Navajo Reservation and Section 4, off the reservation that:  “Laboratory short column tests on core and ore samples indicated very leachable ore with 80 to 90% U3O8 extraction in the lab. To prepare a production cost estimate, a field recovery of 55% of the 6’ / .05% U3O8 resource was used and separate estimates were prepared for the on reservation and off-reservation reserves.”

Mineral Resource Estimates

Deposit Geology Pertinent to Resource Estimation

Uranium deposits occur in six sandstone units in the Westwater Canyon Member of the Jurassic Morrison Formation. The Westwater averages 250 ft thick in the Church Rock Property. The individual sandstone units average 20 to 60 ft thick and are separated by thin (1 to 5 ft thick) mudstone interbeds. The sand units are designated A to F, from top to bottom of the sequence. The uranium deposits are tabular and range from 1.3 to 42.5 ft thick true thickness (drill hole database). In plan view, the deposits are relatively narrow (10-200ft) and are elongate along a northeast trend. Uranium mineralization in the Church Rock district occurs with medium gray humate that impregnates the sandstone. Much of the ore in the Church Rock Property consists of “redistributed” or stack ore. The geometry of redistributed ore is similar to that of Wyoming uranium deposits, forming C-shaped roll fronts that are convex down-dip or basin ward to the north. Leading “tails” to the front are intersected as upper and lower limbs, up-dip from the actual front that may fill the entire thickness of an individual sandstone unit. The geometry of the deposits in each of the sand units is shown by the GT contour maps. They trend northeast and exhibit a relatively sharp northwest boundary, possibly due to a northeast-striking fault that may be projected from Kerr-McGee’s geologic studies in Section 27, T17N-R16W to the north. This projected fault is not mapped here, because no evidence was found in the drill data for its precise location. There may be faults in the Church Rock Property that will affect future resource and mineral reserve estimates.

Data

Basic data for the resource estimate were the Kerr-McGee Drill Hole Data summaries, entered on form KM-4092, drill hole survey information together with mineralized intercept interpretations by Kerr-McGee geologists, and drill hole maps at a scale of 1”=200’ prepared by Kerr-McGee. Individual gamma-ray, SP and resistivity logs were examined as a check, and the basic mineralized intercepts and sand unit correlations are considered reliable for purposes of resource estimation. Thickness is taken from drill hole intercept interval and is treated as true thickness. Drill hole deviation is less than 3o from vertical, thus any correction from apparent to true thickness is negligible.

Resources

The Church Rock deposit can be reported as a mineral resource based on the fact that Kerr-McGee was proceeding to develop the deposit to follow a proposed in-situ mining pilot test in Sections 27 and 34, T17N, R16W, one to two miles north of the Church Rock Property, just prior to collapse of the uranium market. Kerr-McGee had performed metallurgical tests and had prepared cost estimates for the pilot project.

The method of resource calculation herein used differs from that of the Kerr-McGee method described and is based on the method of polygons (polygonal method), also known as areas of equal influence (AOI), wherein polygons are constructed about each sample point (drill intercept) by using perpendicular bisectors halfway between adjoining samples.

Polygons were constructed as described above and the area of equal influence (AOI) computed for each polygon. For the measured resource class, each polygonal area is capped at 10,000 ft2 AOI (100ft x 100ft), and for the measured and indicated resource class, each polygonal area is capped at 40,000ft2 AOI (200ft x 200ft). The inferred resource class polygons were capped at 160,000ft2 (400ft x 400ft), which was the area of largest polygons. The drill pattern within the resource area is on a spacing of approximately 200ft. Thickness and grade of each mineralized intercept were assigned to each polygon for computing tonnage. An assumed tonnage factor of 15 cubic feet per ton was used. This is the typical tonnage factor used by most operators in the Grants Mineral Belt for mineralized intervals in the Westwater Sandstone units. Computation of tonnage was made for each interval above a cutoff of 0.03% U3O8, and with a further cutoff of GT (grade in % U3O8 x thickness product) at increments of 0.1, 0.2,0.3,0.4,0.5,0.6,0.7,0.8,0.9 and 1.0 GT. A minimum thickness cutoff was not used because ISR mining does not require the 6 feet minimum thickness necessary for underground mining equipment and personnel. The resulting tonnages were summed for each sand unit by class of resource. A weighted-average thickness and a weighted-average grade was computed for the total tonnages of each sand unit.

The mineral resource estimate by the polygonal method for the Church Rock Report, using a cutoff of 0.03% U3O8 and a GT cutoff of 0.3 for the measured and indicated class of mineral resource, correlates well with the historical resource estimate by Kerr-McGee which used a cutoff of 6ft of 0.05% U3O8, (a GT of 0.3).  Historical Resource Estimates were prepared by Kerr-McGee primarily during 1966 to 1977 and updated by its successor, Rio Algom Mining LLC in 1995.  A NI 43-101 technical report describing these resources can be found on SEDAR and is summarized below.  Although believed by Strathmore management to be relevant and reliable, these historical resources predate NI 43-101 and because they were not estimated in compliance with NI 43-101 procedures, they are not NI 43-101 resources.  See “Historical Mineral Resource Estimates and Reliability” above.

A summary of the estimated resource is tabulated in the following table:

Mineral Resource Summary

	Cutoff GT	Tons	Grade (%U3O8)	Pounds (U3O8)	Thickness (ft)
Measured	0.3	1,680,333	0.10	3,233,333	8.6
Indicated	0.3	4,541,134	0.09	8,614,674	8.6
Measured and Indicated	0.3	6,221,467	0.10	11,848,007	8.6
Inferred	0.3	1,950,560	0.09	3,525,342	8.6

Interpretation Conclusions and Recommendations

It is concluded that the exploration drilling, log interpretation, map posting and the historical resources calculated by Kerr-McGee and Rio Algom Mining LLC were all produced in a professional, competent and accurate manner. It is also concluded that there is very good potential to drill additional mineralization.

Recommendations – Stage I

The Church Rock Property is a project of merit and justifies additional work. It is recommended to perform work to determine economic viability and to convert the mineral resource to a mineral reserve. The potential for ISR commercial production should be seriously evaluated. It is recommended to perform up-dated economic studies of possible ISR operations for the project. Further geologic studies should be performed to include compilation of numerous cross sections and detailed maps of mineralization in each sand unit to determine the geometry of mineralized fronts for a proposed pilot plant well pattern.

It is recommended to drill two core intercepts to obtain cores from the mineralized zones for radiometric and chemical analysis, porosity and permeability tests. The core would also be used to perform leachability tests for possible ISR. Ground-water quality should be measured and rigorously monitored for pre-operation baseline data, possibly using the initial drill holes. A hydrogeological study should be contracted by a certified hydrogeologist.

Recommendations – Stage II

Given demonstrated positive economic viability from Stage 1, then certain prefeasibility tasks discussed in greater detail in the Church Rock Report are recommended to advance the project.

URANIUM RESOURCES SUMMARY BY PROPERTY

The following table outlines the Company’s uranium resources:

Location	Previous Operator/Source (Date of Resource Estimate)	Resource Classification	Tonnage	Grade % U3O8	lbs/ U3O8

Gas Hills (George-Ver, Bullrush, Loco- Lee), Wyoming	Federal American Partners (1984)	Historical; Measured & Indicated	6,131,504	0.069	8,440,490*
Gas Hills Frazier LeMac, Wyoming	Pathfinder (1996)	Historical; Measured & Indicated	696,327	0.11	1,522,000*
Gas Hills: Andria Wyoming	Federal American Partners (1984)	Historical; Measured & Indicated	739,565	0.06	949,100*
Gas Hills: East Day Loma Wyoming	Energy Fuels (1978)	Historical; Measured & Indicated	456,096	0.21	1,940,945*
Gas Hills: New Rock Hill Wyoming	Adobe/Union Carbide (1977)	Historical; Measured & Indicated	900,000	0.05	900,000*
Gas Hills, (Jeep), Wyoming	Federal American Partners (1984) C. Snow, 42-101, (2007)	NI 43-101: Measured & Indicated NI 43-101: Inferred	316,636 152,762	0.08 0.05	483,395 168,003
Gas Hills, (Amazon), Wyoming	Federal American Partners (1984)	Historical: Measured Historical Indicated	156,558 128,014	0.069 0.053	215,435* 149,584*
Gas Hills, (Sunset), Wyoming	Federal American Partners (1984)	Historical: Measured Historical Indicated	744,850 650,074	0.067 0.062	1,004,976* 807,400*
Reno Creek (West Reno) Wyoming	Rocky Mountain Energy (1986) C. Snow, 43-101 (2008)	NI 43-101: Measured & Indicated NI 43-101: Inferred	5,677,929 2,633,800	0.065 0.065	7,433,499 3,406,771
Pine Tree, Wyoming	Pathfinder (1980)	Historical Measured & Indicated Historical Inferred	1,947,000 625,000	0.07 0.06	2,646,000* 750,000*
SW Reno Creek, Sec. 36 & Claim Group, WY	TVA/Rocky Mountain Energy (1986)	Historical: Indicated	1,300,000	0.05	1,300,000*
Sec. 36 SW Reno Creek, & Claim Group, WY	TVA/Rocky Mountain Energy (1986) C. Snow 43-101 (2008)	NI 43-101:Measured & Indicated NI43-101 Inferred	2,590,943 1,163,130	0.068 0.057	3,526,495 1,327,635
SWD Claims Area, Wyoming	Utah International/Pathfinder (1980)	Historical: Measured & Indicated Historical: Inferred	497,000 271,000	0.09 0.08	944,000* 400,000*
FMC Claim Area, Wyoming	Rocky Mountain Energy (1986)	Historical: Measured & Indicated	1,992,000	0.09	3,670,000*
Ketchum Buttes, Wyoming	Pathfinder (1980)	Historical: Measured & Indicated	1,135,000	0.064	1,454,900*
Juniper Ridge (Red Creek), Wyoming	Urangesellschaft (1978)	Historical: Measured & Indicated	5,971,000	0.063	7,539,000
Copper Mountain, Wyoming	Anaconda (1997)	Historical: Indicated & Inferred	45,570,000	0.027	24,607,800*
Sky Project, Wyoming	Exxon & Pathfinder (1980) C. Snow, 43-101, (2007)	NI 43-101: Indicated NI 43-101: Inferred	668,688 55,086	0.07 0.05	948,098 54,496
Church Rock, New Mexico	Kerr McGee (1980) D. Fitch, 43-101 (2005)	NI 43-101: Measured & Indicated NI 43-101: Inferred	6,221,467 1,50,560	0.10 0.09	11,848,007 3,525,342
Roca Honda, New Mexico	Kerr McGee (1980) D. Fitch, 43-101 (2008)	NI 43-101: Measured & Indicated NI 43-101: Inferred	3,782,000 4,546,000	0.23 0.17	17,512,000 15,832,000
Roca Honda North, New Mexico	Kerr McGee (1980)	Historical: Measured & Indicated	87,000	0.18	312,000*
Marquez, New Mexico	Kerr McGee (1980)	Historical: Measured Indicated & Inferred	2,754,000	0.17	9,362,000*
West Largo, New Mexico	Kerr McGee (1980)	Historical Measured & Indicated Historical Inferred	20,000 362,000	0.12 0.21	46,000* 1,534,000*
Nose Rock, New Mexico	Phillips Uranium (1979)	Historical: Measured & Indicated	6,694,217	0.135	18,230,955*
Dalton Pass, New Mexico	Pathfinder (1980)	Historical Measured & Indicated Historical Inferred	3,470,000 459,000	0.07 0.085	4,735,000* 765,000*
Sec. 2 13N 9W (New Mexico state lease)	Homestake (1979)	Historical: Inferred	198,665	0.167	665,268*
Chord, South Dakota	Union Carbide/TVA (1998)	Historical: Measured, Indicated & Inferred	1,727,000	0.11	3,800,000*

*The foregoing historical resource estimates presented in the table above were completed prior to the implementation of the NI 43- 101 requirements. Given the quality of the historic work completed on the properties in Wyoming and New Mexico discussed herein and the production history of Gas Hills Uranium District and the Grants Mineral District, the Company believes the resource estimates to be both relevant and reliable. However, a qualified person has not completed sufficient work to classify the historic mineral resources as current mineral resource, and is not treating the historic resources as current. Hence, they should not be relied upon. The technical information in this table has been prepared in accordance with the Canadian regulatory requirements set out in National Instrument 43- 101 and reviewed by David Miller, President and Chief Operating Officer for Strathmore Minerals Corp., a qualified person under National Instrument 43-101. It should be noted that mineral resources which are not mineral reserves do not have demonstrated economic viability as defined by NI 43-101 guidelines.

URANIUM USES

 The primary use of uranium is to fuel nuclear power plants for the generation of electricity. Nuclear energy currently represents more than eighteen percent (18%) of world electricity output, up from less than two percent (2%) in 1970. According to the Uranium Institute, electricity supplied by nuclear generation is expected to grow at the rate of one percent (1%) per annum for the next five to ten years. This increase is primarily as a result of new nuclear reactors outside the United States, combined with increased efficiency of operating reactors. There are currently more than 439 nuclear reactors in more than 30 countries. More than 34 new nuclear reactors are currently under construction in 11 countries.

Uranium has other uses in the fields of medical diagnosis and other industries.  Uranium is also used as a feedstock for over 200 private nuclear reactors, which are operated for research purposes and for the production of isotopes for medical and industrial end uses.

Extraction and Processing

The first step in the process of obtaining uranium for its ultimate sale to the utility company end-users is the extraction of the uranium from the ground. Historically this was accomplished through the use of open pit mines or underground shaft operations. The uranium content of the ore obtained from those methods is often between 0.1% and 0.2%, thus requiring large amounts of ore to be mined in order to get at the uranium. Open pit and underground mines are both capital and labour intensive. Thus, beginning in the 1960's and 1970's, many mining operations in the U.S. began to convert to a form of solution mining. One of the most common of the methods being utilized, particularly in the United States, is known as in situ leaching (“ISL”).

ISL is generally applicable to sandstone-based uranium deposits located below the water table in a confined aquifer. The uranium is dissolved by oxygen enriched water or a mild alkaline or acidic leaching solution, which is injected into and recovered from the aquifer by means of wells. The rock remains undisturbed. After ISL is completed the aquifer must be restored to pre-leaching conditions. For certain types of deposits, the ISL process is not only more cost effective than traditional methods but also environmentally more benign. As noted, ISL can not be used to extract ore except in those situations which contain certain geologic formations. Even though ISL may be somewhat less expensive as a method of extracting ore,  underground and open pit mining continue to have economic feasibility for those deposits which contain a high grade of uranium. Accordingly, it is anticipated that the Company will explore each of those alternatives before determining whether, and how, to develop its properties.

After the uranium is extracted from the ground, the ore must be further treated before being sold to the ultimate consumer. In the case of open pit or underground mines, the ore is crushed and leached in a mill. The leaching separates the uranium from other constituents and the final product, known as "yellow cake", is packed and shipped. If ISL is used to obtain the uranium, after extraction the solution containing the uranium must be converted to a dry form which is then processed for sale to the utility-user. The entity which extracts the ore from the ground frequently also has facilities for the additional processing which is required before the uranium can be used. However, extraction entities which do not have such facilities can either contract with other entities to conduct such processing or can sell the uranium to those entities rather than to the end-users.

Market for Uranium

The only known market for uranium is for use in nuclear power plants. Although uranium producers in the Western World must compete with non-Western World producers for sales, generally, uranium producers in the Western World do not sell uranium outside the Western World, with producers in the United States believed to be selling almost exclusively to utilities within the United States. ("Western World" is defined as being those countries from which data regarding the production and consumption of uranium is available and includes the countries outside the Republics of the Commonwealth of Independent States ("CIS")(formerly the Soviet Union), Eastern Europe and the Peoples Republic of China.) While utilities have sometimes acquired uranium pursuant to the spot market, most of the uranium is currently being acquired pursuant to long-term contracts.

Production and Consumption

The demand for uranium is directly linked to the level of electricity generated by nuclear power plants.  The cost structure of nuclear power generation, which involves much higher capital costs and generally lower fuel costs compared to most other forms of power generation, dictates that nuclear plants are kept operational at high load factors to achieve optimal economics.  As a result, the demand for uranium fuel is more predictable than most other commodities.  Demand forecasts for uranium depend largely on installed and operable nuclear power generation capacity, regardless of economic fluctuations or the demand for other forms of power.

The World Nuclear Association (the “WNA”) estimated that worldwide uranium fuel demand attributed to fuel reactors in 2006 was 173 million pounds.  Consumption is expected to grow over the next decade at less than 1% per year. World wide mine supply was 80 to 85 million pounds, a decline from approximately 88 million pounds in 1998. Canada is the largest producer. Australia, with an increase in production of 15.6% to 15.6 million pounds is the second largest producer.

Starting in approximately 1989 the United States began to import uranium from the CIS and, to a lesser extent, from the Peoples Republic of China and Eastern Europe. In 1991 certain U.S. uranium producers filed an action with the International Trade Commission against some of the CIS republics alleging that the republics were dumping uranium at prices significantly below fair market value. As a result of that action, the United States Department of Commerce signed Suspension Agreements with six of the CIS republics which applied price-related volume quotas to the republics' uranium which could be imported into the U.S. The Suspension Agreement with one of the republics, Russia, was amended in 1994 to permit up to 43 million pounds of Russian uranium to be imported to the United States over 10 years but only if it was matched by an equal volume of new U.S. production. The Suspension Agreements with two other republics have been amended which lowered the initial prices relating to their import quotas, which amendments may make additional imports possible. The production in the CIS republics has been decreasing and therefore the market impact of the CIS's production on the United States' market appears to be diminishing.

The availability of uranium in the United States has been, and may continue to be, impacted by an agreement between the United States and Russia with respect to the conversion of highly enriched uranium ("HEU") as a result of the dismantling of nuclear weapons. HEU will be converted into low enriched uranium which is suitable for use in nuclear power plants. At a projected maximum conversion rate for HEU, approximately 24 million pounds of uranium, representing approximately 18% of annual requirements, will be available to Western World markets by 2001. In 1996 the U.S. Congress adopted legislation which allows the converted.  HEU material to be sold in the U.S. at an annual rate of up to 2 million pounds in 1998, with graduated increases to 20 million pounds in 2009. Based on current and anticipated production levels in the Western World, it is anticipated that new production will need to be brought online to fill a potential annual production gap of between 40 and 60 million pounds. However, with substantially more uranium consumed than produced, the price of uranium has remained depressed because of the sale of inventories. In April, at a hearing of the House Commerce subcommittee of the U.S. House of Representatives, the Uranium Producers of America accused U.S. Enrichment Corporation of "uncontrolled dumping" of uranium on the market.

Prices

Utilities secure a substantial percentage of their uranium requirements by entering into medium and longterm contracts with uranium producers. These contracts typically provide for deliveries to begin one to four years after signing and continue for several years thereafter.  There is currently no regulated commodity market underwritten by a market maker for the various components of nuclear fuel. As such, the market participants rely upon multiple published prices based on historical data and market sentiment.

Contracted uranium prices are established by a number of methods, including base price levels adjusted by inflation indices, reference prices (multiple published spot prices as well as long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions, which affect the price ultimately paid. Prices under uranium supply contracts are usually confidential.

The spot price for uranium has steadily increased from its low of US$7.10 per pound at the end of 2000 to the price of US$90.00 per pound at December 31, 2007. In addition, the rate of growth is accelerating with the annual price growth increasing as follows, for December 31 in 2002, 2003, 2004, 2005, 2006 and 2007: US$0.60, US$4.30, US$6.20, US$15.55, US$35.75 and US$90.00 per pound, respectively.  As at the date of this AIF, the spot price for uranium was US$60.00 per pound.

Competition

The Company will market uranium in competition with various sources worldwide. Prior to 1989 substantially all of the uranium being used in the Western World was from production which took place in Western World countries. Beginning in approximately 1989 the CIS republics and mainland China also began to supply substantial amounts of uranium to the Western World countries.

According to the Uranium Institute, in 1995 six companies produced approximately seventy percent (70%) of the total output of the Western World. the largest producer of uranium in the United States is estimated to produce approximately twenty percent (20%) of the United States' production and approximately two percent (2%) of the total Western World production.

Regulation

The production of uranium in the United States is subject to substantial regulation, including federal and state environmental regulations. These regulations could have a material impact on the Company's operations and the timing of the development of the Company's properties. In the United States, an uranium mining operation must obtain a radioactive material license and is generally subject to regulation by the federal Nuclear Regulatory Commission ("NRC") under the Atomic Energy Act ("AEA"). the AEA allows, however, individual states to take primary responsibility for licensing and regulating certain activities associated with uranium mining if the state has a regulatory program deemed by the NRC to be satisfactory. In order for the individual state to accept the responsibility, the state must enter into an agreement with the NRC pursuant to which the NRC agrees to leave the matters to be administered to the state.

Uranium mining is also impacted significantly by environmental considerations which are subject in the United States to federal and state regulations. Among the environmental considerations are the prevention of ground water contamination and the treatment of waste or by-products of the mining process. The governing authority must approve the method by which by-products are treated and, after mining is completed, the mining company must reclaim the surface area and restore the quality of the underground water to the level required by the governing authority.

The federal Safe Water Drinking Act ("SWDA") in the United States is the regulatory program designed to protect groundwater and is administered by the federal Environmental Protection Agency ("EPA"). The SWDA allows, however, for individual states which have sufficient regulatory programs to assume primary jurisdiction over these matters. In order for an individual state to assume such primary authority it must file for a permit from the EPA with respect to each individual mining site. When a permit is granted to a state, the responsibility for oversight under the SWDA would then be that of the individual state. While such permits are routinely granted, the EPA can withhold or delay the permits.

In addition to the radioactive materials licenses and the water permits, uranium mining operations are often required to receive from appropriate governmental authorities a number of other permits or exemptions from those permits. For example, the operation may be required to obtain a permit or exemption for waste water discharge, for the application of treated waste water and for air emissions.

The process of obtaining the required permits, licenses and exemptions will vary slightly from state to state. Generally, the process requires the producer to file applications with the appropriate governmental authority or authorities and to set forth in those applications details regarding the business to be conducted and the methods which the producer will utilize to comply with the regulatory requirements. The process for obtaining all the permits required usually takes approximately two years from the submission of the applications.

RISKS

Before making an investment decision consideration should be made of the principal the risks and uncertainties described below.  These risk factors are not a definitive list of all risk factors associated with Strathmore and Fission Energy.

Acquisitions and Joint Ventures

Strathmore will evaluate from time to time opportunities to acquire and joint venture mining assets and businesses.  These acquisitions and joint ventures may be significant in size, may change the scale of Strathmore’s business and may expose it to new geographic, political, operating, financial and geological risks.  Strathmore’s success in its acquisition and joint venture activities will depend on its ability to identify suitable acquisition and joint venture candidates and partners, acquire or joint venture them on acceptable terms and integrate their operations successfully with those of Strathmore.  Any acquisitions or joint ventures would be accompanied by risks, such as the difficulty of assimilating the operations and personnel of any acquired companies; the potential disruption of Strathmore’s ongoing business; the inability of management to maximize the financial and strategic position of Strathmore through the successful incorporation of acquired assets and businesses or joint ventures; additional expenses associated with amortization of acquired intangible assets; the maintenance of uniform standards, controls, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; dilution of Strathmore’s present shareholders or of its interests in its subsidiaries or assets as a result of the issuance of shares to pay for acquisitions or the decision to grant earning or other interests to a joint venture partner; and the potential unknown liabilities associated with acquired assets and businesses.  There can be no assurance that Strathmore would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions or joint ventures.  There may be no right for shareholders to evaluate the merits or risks of any future acquisition or joint venture undertaken except as required by applicable laws and regulations.

Dilution

Strathmore plans to focus on exploring for minerals and will use its working capital to carry out such exploration. However, Strathmore will require additional funds to further such activities.  To obtain such funds, Strathmore may sell additional securities including, but not limited to, its common shares or some form of convertible security, the effect of which would result in a substantial dilution of the equity interests of Strathmore’s shareholders.

There is no assurance that additional funding will be available to Strathmore for additional exploration or for the substantial capital that is typically required in order to bring a mineral project to the production decision or to place a property into commercial production. There can be no assurance that Strathmore will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.  Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

Uncertainty of Mineral Resource Estimates

Mineral resource figures are only estimates.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  While Strathmore believes that the mineral resource estimates included are established and reflect management’s best estimates, the estimating of mineral resources is a subjective process and the accuracy of mineral resource estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information.  There is significant uncertainty in any mineral resource estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from Strathmore’s estimates.  Estimated mineral resources may have to be re-estimated based on changes in uranium prices, further exploration or development activity or actual production experience.  This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource estimates.  Mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be reclassified as proven or probable mineral reserves.  Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Strathmore has no History of Mineral Production or Mining Operations

Strathmore has never had a uranium producing property.  There is no assurance that commercial quantities of uranium will be discovered nor is there any assurance that Strathmore’s exploration programs will yield positive results.  Even if commercial quantities of uranium are discovered, there can be no assurance that any property will ever be brought to a stage where uranium resources can profitably be produced therefrom.  Factors which may limit the ability to produce uranium resources include, but are not limited to, the spot price of uranium, availability of additional capital and financing and the nature of any mineral deposits.  Strathmore does not have a history of mining operations that would guarantee it will produce revenue, operate profitably or provide a return on investment in the future.  Strathmore has not paid dividends in the past and Strathmore does not have any plans to pay dividends in the foreseeable future.

Economics of Developing Mineral Properties

Mineral exploration and development is speculative and involves a high degree of risk.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable and ultimately developed into producing mines.  There is no assurance that the Company’s uranium deposits are commercially mineable.

Should any mineral resources and reserves exist, substantial expenditures will be required to confirm mineral reserves which are sufficient to commercially mine and to obtain the required environmental approvals and permitting required to commence commercial operations.  The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. This decision will involve consideration and evaluation of several significant factors including, but not limited to: (1) costs of bringing a property into production, including exploration and development work, preparation of production feasibility studies and construction of production facilities; (2) availability and costs of financing; (3) ongoing costs of production; (4) uranium prices, which are historically cyclical; (5) environmental compliance regulations and restraints (including potential environmental liabilities associated with historical exploration activities); and (6) political climate and/or governmental regulation and control.  Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits, and availability of adequate financing.  Development projects have no operating history upon which to base estimates of future cash flow.

The ability to sell, and profit from the sale of any eventual mineral production from any property will be subject to the prevailing conditions in the minerals marketplace at the time of sale. The global minerals marketplace is subject to global economic activity and changing attitudes of consumers and other end-users’ demand for mineral products. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of the company and its operations.

Potential Profitability Depends Upon Factors Beyond the Control of Strathmore

The potential profitability of mineral properties is dependent upon many factors beyond Strathmore’s control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore (assuming that such mineral deposits are known to exist) may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Strathmore cannot predict and are beyond Strathmore’s control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Strathmore.

Strathmore’s potential future revenues will be directly related to the prices of uranium as their potential revenues are expected to be derived from uranium mining.  Uranium prices are and will continue to be affected by numerous factors beyond Strathmore’s control. Such factors include, among others, the demand for nuclear power; political and economic conditions in uranium producing and consuming countries such as Canada, the U.S., Russia and other former Soviet republics; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; and production levels and costs of production in countries such as Russia and former Soviet republics, Africa and Australia.  The effect of these factors, individually or in the aggregate, is impossible to predict with accuracy.  A decline in uranium prices may also require Strathmore to write down their mineral resources, which would have a material adverse effect on their potential earnings and potential profitability.

Regulatory Requirements

The current or future operations of Strathmore, including development activities and possible commencement of production on its properties, requires permits from various federal and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with the applicable laws, regulations and permits.  There can be no assurance that all permits which Strathmore may require for the development and construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations would not have an adverse effect on any mining project which Strathmore might undertake.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed upon them for violation of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Strathmore and cause increases in costs or require abandonment or delays in the development of new mining properties.

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies.  The duration and success of such approvals are subject to many variables outside Strathmore’s control.  Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on Strathmore.  In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreements entered into by the United States with certain republics of the former Soviet Union and the agreement between the United States and Russia related to the supply of Russian Highly Enriched Uranium into the United States.  Changes in these policies and restrictions may adversely impact Strathmore’s business.

Property Title Risk

Strathmore has investigated its rights to explore all of its material properties and, to the best of its knowledge, those rights are in good standing.  However, no assurance can be given that such rights will not be revoked, or significantly altered, to Strathmore’s detriment.  There can also be no assurance that the rights will not be challenged or impugned by third parties, including the local governments and by First Nations, Navajo and Métis.  The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested.  Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, Strathmore’s material properties in the U.S. may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective.

Mining and Insurance

Strathmore’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions.  Many of the foregoing risks and hazards could result in damage to, or destruction of, Strathmore’s mineral properties or future processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of their exploration or development activities, delay in or inability to receive regulatory approvals to transport their uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action.  Strathmore may be subject to liability or sustain loss for certain risks and hazards against which they do not or cannot insure or which it may reasonably elect not to insure because of the cost.  This lack of insurance coverage could result in material economic harm to Strathmore.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive, with supplies available from a relatively small number of western world uranium mining companies, from certain republics of the former Soviet Union and the People’s Republic of China, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6.  The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies.  These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Strathmore and may affect the supply of uranium available in the United States and Europe, which are the largest markets for uranium in the world.  If Strathmore is unable to supply uranium to important markets in the U.S. or Europe, its business, financial condition and results of operations may be materially adversely affected.

Deregulation of the Electrical Utility Industry

Strathmore’s future prospects may be tied directly to those of the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the United States and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors and achieving record capacity factors.  There can be no assurance that this trend will continue.

Public Acceptance of Nuclear Energy Cannot Be Assured

Growth in the demand for uranium and in the nuclear power industry will depend upon continued and increased acceptance of nuclear technology by the public as a safe and viable means of generating electricity.  Nuclear energy competes with other sources of energy including oil, natural gas, coal and hydro-electricity.  Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates.  Furthermore, growth of the uranium and nuclear power industry will depend on continued and increased acceptance of nuclear technology as a means of generating electricity.  Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry.  An accident or incident at a nuclear reactor anywhere in the world, or an accident or incident relating to the transportation or storage of new or spent nuclear fuel, could negatively impact the public’s acceptance of nuclear power and the future prospects for nuclear power generation, which may have a material and adverse effect on Strathmore’s business, financial condition and results of operations.

Public Involvement in the Permitting Process

The process of obtaining radioactive materials licenses (“RML”) from the US Nuclear Regulatory Commission and those required in the States that Strathmore is operating in allow for public participation.  If a third party chooses to object to the issuance of any RML or permit required by Strathmore, significant delays may occur before Strathmore is able to secure an RML or permit. Generally, the public objections can be overcome with the passage of time and through the procedures set forth in the applicable permitting legislation.  However, the regulatory agencies must also allow and fully consider public comment according to such procedures and there can be no assurance that Strathmore will be successful in obtaining any RML or permit.

Environmental Risks and Hazards

All phases of Strathmore’s operations are subject to environmental regulation in the jurisdictions in which it operates.  These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the general, transportation, storage and disposal of solid and hazardous waste.  Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There is no assurance that future changes in environmental regulation, if any, will not adversely affect Strathmore’s operations.  Environmental hazards may exist on the properties which are unknown to Strathmore at present and which have been caused by previous or existing owners or operators of the properties.  Reclamation costs are uncertain and planned expenditures estimated by management may differ from the actual expenditures required.

Strathmore is not insured against most environmental risks.  Insurance against environmental risks (including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry.  Strathmore will periodically evaluate the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance.

Without such insurance, and if Strathmore becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds Strathmore has to pay such liabilities and result in bankruptcy.  Should Strathmore be unable to fund fully the remedial cost of an environmental problem, Strathmore might be required to enter into interim compliance measures pending completion of the required remedy.

Political Risk

Strathmore’s future prospects may be affected by political decisions about the uranium market.  There can be no assurance that the United States or other governments will not enact legislation restricting to whom Strathmore can sell uranium or that the United States or other governments will not increase the supply of uranium by decommissioning nuclear weapons.

Operations in Foreign Jurisdictions

Strathmore conducts exploration, development and mining operations outside of Canada currently in the U.S. and may in the future operate in other countries.  Strathmore’s foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on Strathmore’s future cash flows, results of operations, financial condition and prospects.

Risks include, among others, labour disputes, arbitrary invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual obligations, foreign taxation, delays in obtaining or the inability to obtain necessary government permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, foreign exchange controls, currency devaluations, import and export regulations including limitations on uranium exports, instability due to economic under-development, inadequate infrastructure and increased financing costs.

Strathmore may face disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, including the Foreign Corrupt Practices Act, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. These risks may disrupt or limit Strathmore’s operations, restrict the movement of funds or supplies or result in the restriction of contractual rights or the taking of property by nationalization or expropriation without fair compensation.  There can be no assurance that industries deemed to be of national or strategic importance like mineral production, and in particular, uranium mining, will not be nationalized. Government policy may change to discourage foreign investment, nationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented.

Management

Strathmore is dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on such companies.

ITEM 5: DIVIDENDS

Strathmore has no restrictions on paying any dividends; however the Company has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance the growth of its business.

ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE

As at December 31, 2007, Strathmore had 72,457,911 common shares issued and outstanding.

All of the authorized Strathmore shares rank equally as to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights attached to the shares and no provisions for redemption, retraction, or purchase for cancellation, surrender, or provision permitting or restricting the issuance of additional securities, or requiring a securityholder to contribute additional capital. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the BCBCA and Strathmore’s Articles.

ITEM 7: MARKET FOR SECURITIES

The Company’s Shares are listed and posted for trading on the Exchange under the symbol “STM”.

The Exchange reported the following price ranges and volumes traded in respect of the Company’s shares in each month of the fiscal year ended December 31, 2007:

Month	High	Low	Volume
Dec-2007	3.01	1.96	3,057,000
Nov-2007	3.74	2.28	5,944,700
Oct-2007	2.96	2.23	4,003,600
Sep-2007	2.92	2.35	3,547,400
Aug-2007	3.09	1.70	7,917,900
Jul-2007	4.56	3.05	6,580,900
Jun-2007	5.01	3.98	4,843,100
May-2007	5.40	4.00	7,604,200
Apr-2007	5.50	4.30	6,683,500
Mar-2007	4.98	3.31	11,138,300
Feb-2007	5.40	3.87	12,162,100
Jan-2007	4.20	2.87	10,074,900

ITEM 8: DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The names and municipalities of residence of the directors and executive officers of Strathmore, positions held by them with Strathmore and their principal occupations during the five preceding years as of the date hereof is set forth below:

Name and Municipality of Residence(1)	Principal Occupation(2)	Director Since

David R. Miller Vancouver, B.C., Canada Chief Executive Officer	Chief Executive Officer of Strathmore from January 1, 2008 to present and a Geologist. President and COO of Strathmore from November 25, 2005 to December 31, 2007.	June 8, 2006

Steven Khan Vancouver, B.C., Canada President

President of Strathmore from January 1, 2008 to present.  Executive Vice President of Strathmore from June 8, 2006 to December 31, 2007.  Vice President Corporate Development of Fission Energy Corp. from May 1, 2007 to present.

Not applicable

Patrick Groening Kelowana, B.C., Canada Chief Financial Officer	Chief Financial Officer of Strathmore from April 27, 2005 to present.	Not applicable

Devinder Randhawa Kelowna, B.C., Canada Chairman

President of RD Capital Inc., a privately held consulting firm providing venture capital and corporate finance services to emerging companies in the resources and non-resource sectors both in Canada and the US.  CEO of Strathmore from November 25, 2005 to December 31, 2007 and President from June 3, 2003 to November 25, 2007.

October 18, 1996

Michael Halvorson(3)(4) Edmonton, Alberta, Canada	President of Halcorp Capital Ltd., a private company specializing in the raising of investment capital.	July 14, 2004

Dr. Dieter A. Krewedl(3)(4) Truckee, California, U.S.A.	Dr. Krewedl is a retired Geologist and Businessman.	January 14, 2005

Raymond Larson(3)(4) Temecula, California, U.S.A.	Mr. Larson was Chairman and CEO of Uranium Resources Inc. until he retired in 1994.	January 1, 2007

John DeJoia Santa Fe, New Mexico, U.S.A. VP New Mexico Operations	Vice President, Strathmore New Mexico Operations from March 7, 2005 to present.	Not applicable

James Crouch Riverton, Wyoming, U.S.A. VP Wyoming Operation	Vice President, Strathmore Wyoming Operations from January 1, 2008 to present.	Not applicable

Juan, Velasquez Santa Fe, New Mexico, U.S.A.	Vice President of Environmental and Regulatory Affairs from March 7, 2005 to present.	Not applicable

Notes:

(1)

Each director is elected at the annual general meeting of shareholders to serve until the next annual general meeting or until a success or is elected or appointed.  Executive officers are appointed annually and serve at the discretion of the Board.

(2)

The information as to principal occupation has been furnished by each director individually.

(3)

Member of the Audit Committee of the board of directors.

(4)

Member of the Compensation Committee of the board of directors.

To the knowledge of the Company, as of December 31, 2007, the number of common shares of Strathmore beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of Strathmore as a group was 4,249,314 representing approximately 5.86% of the Company’s issued and outstanding shares.

Committees of the Board of Directors

The Board of Directors has established two board committees: an Audit Committee and a Compensation Committee.

The information below sets out the current members of each of Strathmore's board committees and summarizes the functions of each of the committees in accordance with their mandates.

Audit Committee

Strathmore’s Audit Committee is comprised of three directors: Ray Larson, Michael Halvorson, and Dr. Dieter A. Krewedl.  Strathmore, as a “Venture Issuer”, relies upon section 6.1 of Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) exempting it from certain requirements relating to the composition of the audit committee requirements and reporting obligations.  All Audit Committee members are “financially literate” (as defined in MI 52-110).

Audit Committee Charter

The Audit Committee's role is to act on behalf of the Board of Directors and oversee all material aspects of the Company's reporting, control, and audit functions, except those specifically related to the responsibilities of another standing committee of the board. The Audit Committee's role includes a particular focus on the qualitative aspects of financial reporting to stockholders and on Company processes for the management of business/financial risk and for compliance with significant applicable legal, ethical, and regulatory requirements.

In addition, the Audit Committee is responsible for: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; (3) establishing procedures for the confidential, anonymous submission by our employees of concerns regarding accounting and auditing matters; (4) establishing internal financial controls; (5) engaging outside advisors; and (6) funding for the outside auditor and any outside advisors engagement by the Audit Committee.

The role also includes coordination with other board committees and maintenance of strong, positive working relationships with management, external and internal auditors, counsel, and other committee advisors.

The Audit Committee shall fulfill its responsibilities within the context of the following overriding principles:

1.

Communications - The Chairperson and others on the Audit Committee shall, to the extent appropriate, have contact throughout the year with senior management, other committee chairpersons, and other key committee advisors, external and internal auditors, etc., as applicable, to strengthen the Audit Committee's knowledge of relevant current and prospective business issues.

2.

Audit Committee Education/Orientation - The Audit Committee, with management, shall develop and participate in a process for review of important financial and operating topics that present potential significant risk to the Company. Additionally, individual Committee members are encouraged to participate in relevant and appropriate self-study education to assure understanding of the business and environment in which the Company operates.

3.

Meeting Agenda – Audit Committee meeting agendas shall be the responsibility of the Audit Committee Chairperson, with input from Audit Committee members. It is expected that the Chairperson would also ask for management and key committee advisors, and perhaps others, to participate in this process.

4.

Audit Committee Expectations and Information Needs - The Audit Committee shall communicate Audit Committee expectations and the nature, timing, and extent of Audit Committee information needs to management, internal audit, and external parties, including external auditors. Written materials, including key performance indicators and measures related to key business and financial risks, shall be received from management, auditors, and others at least one week in advance of meeting dates. Meeting conduct will assume members of the Board of Directors have reviewed written materials in sufficient depth to participate in Audit Committee/Board dialogue.

5.

External Resources - The Audit Committee shall be authorized to access internal and external resources as the Audit Committee requires to carry out its responsibilities.

6.

Audit Committee Meeting Attendees - The Audit Committee shall request members of management, counsel, internal audit, and external auditors, as applicable, to participate in Audit Committee meetings, as necessary, to carry out the Audit Committee responsibilities. Periodically and at least annually, the Audit Committee shall meet in private session with only the Audit Committee members. It shall be understood that either internal or external auditors, or counsel, may, at any time, request a meeting with the Audit Committee or Audit Committee Chairperson with or without management attendance. In any case, the Audit Committee shall meet in executive session separately with internal and external auditors, at least annually.

7.

Reporting to the Board of Directors - The Audit Committee, through the Audit Committee Chairperson, shall report periodically, as deemed necessary, but at least semi-annually, to the full Board of Directors. In addition, summarized minutes from Audit Committee meetings, separately identifying monitoring activities from approvals, shall be available to each member of the Board of Directors at least one week prior to the subsequent Board of Directors meeting.

8.

Audit Committee Self Assessment - The Audit Committee shall review, discuss, and assess its own performance as well as the Audit Committee role and responsibilities, seeking input from senior management, the full Board of Directors, and others. Changes in role and/or responsibilities, if any, shall be recommended to the full Board of Directors for approval.

Since the commencement of Strathmore’s most recently completed financial year, Strathmore’s Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by Strathmore’s Board of Directors, and where applicable the audit committee, on a case-by-case basis.

External Auditor Service Fees

CDN$	2007	2006
Total Fees	$199,750	$36,250
Audit-Related Fees	$174,400	$35,000
All Other Fees	$25,350	$1,250

Audit Committee Members’ Experience and Education

Michael Halvorson

Mr. Halvorson has been involved in the securities industry and mining finance since 1967. He is a successful entrepreneur and is currently a director of a number of public mining and oil and gas companies.

Dr. Dieter A. Krewedl

Dr. Krewedl was with Pathfinder Mines Corporation, a wholly owned subsidiary of the French uranium company Cogema, for 23 years and was Pathfinder's Vice President, Exploration from 1990 to 1995. Dr. Krewedl was instrumental in the discovery of the Green Mountain uranium deposit in Wyoming, high grade uranium breccia pipe deposits in Arizona and uranium deposits in the Grants, New Mexico mineral belt. Dr. Krewedl presently serves as the President of the Geological Society of Nevada.

Raymond Larson

Mr. Larson's experience includes the commercial development of ISR uranium extraction plants at Kingsville Dome and Rosita in south Texas as well as developing significant uranium mineral interests at Church Rock and Crownpoint in northwestern New Mexico. In addition, he negotiated multiple long-term uranium sale contracts with both US and European utilities, and other industry participants. Under Mr. Larson's leadership, URI successfully restored ISR properties in Texas and Wyoming and was a founding member of the Uranium Producers of America Association.

Cease Trade Orders, Bankruptcies or Sanctions

Except as disclosed below, none of the directors or officers of Strathmore is, or has been within the ten years before the date of this AIF, (i) a director or officer of any other company that, while such person was acting in that capacity, was the subject of,  or subject to an event that resulted, after the director or officer ceased to be  director or officer, in the company being the subject of a cease trade or similar order, or an order that denied the company access to any statutory exemptions under the Canadian securities legislation, for a period of more than 30 consecutive days, or was declared bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or (ii) was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company, or (iii) had penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Randhawa was formerly a director of Knowledge Plus Multimedia Publishing Ltd. (“Knowledge Plus”). Mr. Randhawa joined the board of directors of Knowledge Plus to assist in facilitating a reorganization of its affairs at a time when Knowledge Plus had no active business. The parties were unable to complete the reorganization in a timely manner and, on July 23, 1998, Knowledge Plus was delisted by the Exchange (formerly the Canadian Venture Exchange (Alberta)) for failure to meet the continuing listing requirements of the Exchange. Mr. Randhawa was a director of Knowledge Plus when it was subject to the term a cease trade order, which has not been revoked, issued by the Alberta and British Columbia Securities commissions on May 7, 1998.

Mr. Randhawa was formerly a director of Cumulus Ventures Ltd. (“Cumulus”) (formerly Cumulus Technology Ltd.). Cumulus was cease traded by the British Columbia and Ontario Securities Commissions in 2001 and the cease trade order has not been revoked.

In September, 1989, Mr. Randhawa agreed to pay $750 for costs of an investigation by the British Columbia Securities Commission resulting from a breach of local policy for Guidelines for Advertising Guidelines of Securities and for Promotional Activities during the Course of Distribution. Mr. Randhawa wrote a series of articles for a magazine which indicated his personal opinions of a publicly traded company and its principals without the approval of Haywood Securities Inc. (“Haywood”). Mr. Randhawa was employed as a registered representative of the corporate finance department of Haywood at the time the articles were written. Mr. Randhawa waived his right to a hearing and review by the British Columbia Securities Commission, agreed to pay the costs of the investigation and also agreed to ensure that all future publications with which he is involved received appropriate approvals in compliance with the local policy. On March 21, 1996, Mr. Randhawa was fined $5,000 by the Exchange (Canadian Venture Exchange (British Columbia)) for failing to fulfill his duties in 1993 as a registered representative for Canaccord Capital Corporation due to his involvement in loaning funds to a company listed on the Exchange without first advising Canaccord Capital Corporation. Mr. Randhawa appealed the decision to the British Columbia Securities Commission and, on September 11, 1997, as a result of a hearing held on March 21, 1997, the British Columbia Securities Commission held that the Exchange erred, in part, in its decision, and reduced the fine to $2,000. Mr. Randhawa was subject to strict supervision for three months and had to pass a conduct and practices handbook exam. The British Columbia Securities Commission confirmed the finding of the Exchange that Mr. Randhawa had breached the Exchange’s Rule F.2.22(c) in that he made a loan to a company listed on the Exchange without first advising his employer, Canaccord Capital Corporation.

In 2003 and 2004 the Pacific District Council of the Investment Dealers Association investigated Mr. Khan’s previous employer, IPO Capital Corp. and the activities of a number of registered representatives that took place in 1999. During the relevant period, Mr. Khan was Chairman and CEO of IPO Capital Corp. In August 2004, Mr. Khan entered into a settlement agreement with the Pacific District Council of the Investment Dealer’s Association accepting that he failed to prohibit one of the representatives from selling debtor Certificates to IPO clients, when he knew, or ought to have known that the only person doing due diligence was not qualified to conduct proper due diligence with respect to the investment. Mr. Khan was fined $8,000 and paid $2,000 in investigative costs for failing to observe high standards of conduct contrary to Association By-Law 29.1.

Conflicts of Interest

Certain directors and officers of Strathmore are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which are potential competitors of Strathmore. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Strathmore.  The directors of Strathmore are required by law, however, to act honestly and in good faith with a view to the best interests of the respective company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with Strathmore and to abstain from voting as a director for the approval of any such transaction.

ITEM 9:  LEGAL PROCEEDINGS

Other than as disclosed herein, management of Strathmore is not aware of any litigation outstanding, threatened or pending as of the date hereof or against Strathmore or relating to the business which would be material to Strathmore.   In January 2008 the Company received an invoice in the amount of $182,616 from a Canadian drilling company. The invoice represents amounts for services to have been alleged performed during 2007. The Company unequivocally rejects this claim. The party has commenced legal proceedings and the Company will rigorously defend itself and will seek reimbursement for all costs associated with the defence from the claim or litigation. No amount has been accrued in these financial statements in respect of the claim as the outcome is not determinable. Any costs ultimately assessed against the Company in respect of this claim will be recoded in the period in which the actual determination of the liability, if any, is made.

ITEM 10:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the following persons: (i) a director or executive officer of the Company; (ii) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities; or (iii) an associate or affiliate of any of the persons or companies referred to in (i) or (ii) has or has had any material interest, direct or indirect, of any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

ITEM 11:  TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada acts as the registrar and transfer agent for Strathmore.  The address for Computershare is 510 Burrard Street, 2nd Floor Vancouver, British Columbia V6C 3B9.

ITEM 12:  MATERIAL CONTRACTS

Reference is made to the material contracts that the Company has filed with Canadian securities regulatory authorities, coincident with the filing of this AIF, on the SEDAR website at www.sedar.com.  There are no contracts that may be considered material to the Company, other than contracts entered into in the ordinary course of business, that have been entered into by the Company in the past fiscal year or that have been entered into by the Company in a previous fiscal year and are still in effect except as noted below:

•

On July 26, 2007, Strathmore entered into a joint venture agreement with Sumitomo Corp. (“Sumitomo”) of Japan to develop its Roca Honda uranium project in New Mexico.  Strathmore transferred its entire interest in Roca Honda to a 60% owned subsidiary, Roca Honda Resources, LLC, a Delaware limited liability company formed pursuant to the Limited Liability Company Agreement dated as of July 26, 2007.  Sumitomo owns the remaining 40% of Roca Honda Resources, LLC.  Over five years, Strathmore and Sumitomo will fund a $US27.2 million feasibility study in proportion to their respective ownership interests. Following completion of the feasibility study, should a positive decision be made to proceed, Sumitomo will contribute a pre-determined cash contribution for development of the Roca Honda mine. Subsequent to September 30, 2007, Strathmore received US$1 million from Sumitomo for completing the agreement.

ITEM 13: INTERESTS OF EXPERTS

During the most recently completed financial year, Charles D. Snow, P.G., a “qualified person”, as defined in NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is the author of the following NI 43-101 technical reports prepared for the Company:  Technical Report on the Jeep Uranium Property, Freemont County, Wyoming dated June 3, 2007 and Technical Report on the Sky Uranium Property, Freemont County, Wyoming dated February 14, 2007.  Subsequent to the most recently completed financial year, Mr. Snow also authored the technical report for the Company entitled Reno Creek Uranium Property, Campbell County, Wyoming dated January 10, 2008.

David C. Fitch, C.P.G., an independent consultant to the Company and a “qualified person” under NI 43-101, is the author of the NI 43-101 technical report entitled Technical Report on the Roca Honda Uranium Property, McKinley County, New Mexico dated May 14, 2008, which report updates the previous technical report dated March 31, 2006 for the Roca Honda Property.

The Company’s auditors are Davidson & Company LLP, Chartered Accountants, and they have advised Strathmore that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

ITEM 14: ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, securities authorized for issuance under equity compensation plans and interests of insiders in material transactions, if applicable, is contained in the Company’s information circular in connection with the Company’s upcoming annual general meeting to be held June 5, 2008, a copy of which is filed on SEDAR at www.sedar.com.

Additional financial information is available in the company’s audited financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2007, a copy of which has been filed on SEDAR at www.sedar.com. For copies of documents, please contact the company at 1620 Dickson Avenue, Suite 700, Kelowna, B.C., Canada V1Y 9Y2 or you may call Strathmore to request such documents at (800) 647-3303.